Exhibit 1.1

Execution Version

DATED	3 DECEMBER 2015

(1)	GUARDIAN DIGITAL COMMUNICATIONS HOLDINGS LIMITED

(2)	MOTOROLA SOLUTIONS OVERSEAS LIMITED

(3)	MOTOROLA SOLUTIONS, INC.

AGREEMENT

for the sale and purchase of shares in the

capital of Guardian Digital Communications Limited

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SCHEDULE 6 THE TRANSACTION DOCUMENTS AND AGREED FORM DOCUMENTS

SCHEDULE 7 THE PROPERTIES

SCHEDULE 8 MATERIAL CUSTOMER CONTRACTS

SCHEDULE 9 MATERIAL SUPPLIER CONTRACTS

SCHEDULE 10 BENCHMARKING PROTOCOLS

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AGREEMENT

DATED	3 December 2015

PARTIES

(1)	Guardian Digital Communications Holdings Limited, a company registered in England and Wales with registered number 06143511 whose registered office is at Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2EJ (“Seller”);

(2)	Motorola Solutions Overseas Limited, a company registered in England and Wales with registered number 08960892 whose registered office is at Jays Close, Viables Industrial Estate, Basingstoke, Hampshire RG22 4PD (“Buyer”); and

(3)	Motorola Solutions, Inc., a company incorporated in Delaware whose principal executive office is at 1303 East Algonquin Road, Schaumburg, IL (“Guarantor”).

INTRODUCTION

The Seller has agreed to sell and the Buyer has agreed to purchase the entire issued share capital of Guardian Digital Communications Limited upon the terms and subject to the conditions of this Agreement.

AGREEMENT

1.	INTERPRETATION

1.1	In this Agreement, the following words and expressions shall have the following meanings unless the context otherwise requires:

“30 June 2015 Audited Accounts” means the audited balance sheet, profit and loss account and cash flow statement (prepared both on a consolidated basis for the Target Group and on an individual basis for the Company and each of the Subsidiaries (save for the German Subsidiary and the Antelope Companies and it being understood that the accounts for those companies are unaudited) for the year ending on the Balance Sheet Date, including, in each case, the relevant notes and directors’ and auditors’ reports;

“Accounts” means the 30 June 2015 Audited Accounts and the individual audited balance sheet, profit and loss account and cash flow statement of the Company and each of the Subsidiaries (save for the German Subsidiary and the Antelope Companies and it being understood that the accounts for those companies are unaudited) as at 30 June 2014 and (save in the case of the Antelope Companies) 30 June 2013, including, in each case, the relevant notes and directors’ and auditors’ reports;

“Advisers Pay-off Letters” means the letters, addressed to the Company, to be executed on or prior to the date of this Agreement, from each of Lazard, Deloitte, PwC, Arup, E&Y, Rothschild, Clifford Chance, Linklaters, Ogier and the Seller’s Solicitors confirming: (A) that the amounts specified therein represent: (i) their respective Paid Transaction Fees; and (ii) their capped estimate of Unpaid Transaction Fees for all services provided or to be provided in connection with the Transaction and/or to the Seller or the Target Group up to and including Completion; and (B) that no other amounts will be charged by them to the Target Group;

“Affiliate” means, in relation to any Party, any subsidiary undertaking or parent undertaking of that Party and any subsidiary undertaking of any such parent undertaking, in each case from time to time;

“Agreed Deductions” means:

(a)	the Debt Payments;

(b)	the Withholding Tax;

(c)	the Paid Transaction Fees; and

(d)	£100,000 being the amount payable to the Seller by the Company pursuant to the Intra-Group Loan Releases;

“Agreed Form” means, in relation to a document, the form of that document which has been negotiated and agreed between the Seller and the Buyer and initialled by or on behalf of each of them as evidence of that agreement;

“Agreed Form Protocol” means the set of protocols, which are set out in Schedule 10, to be followed by the Parties in respect of the satisfaction of the Condition set out in clause 2.1(H);

“Agreed Liabilities” means:

(a)	the Unpaid Transaction Fees; and

(b)	the amount to discharge all outstanding liabilities in respect of the Company under the Credit Agreement in accordance with the Scheme of Arrangement;

“Antelope Companies” means Antelope 1 Limited, Antelope 2 Limited, Antelope 3 Limited, Antelope 4 Limited and Antelope 5 Limited;

“Airwave Solutions” means Airwave Solutions Limited, which is registered in England and Wales with registered number 03985643 whose registered office is at Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2EJ;

“Associated Persons” means any person or party who is connected with or an associate of the Company, the Target Group (or any Related Party thereof) or the Seller or the Buyer within the meaning of section 38(3)(b)(ii) Pensions Act 2004;

“Audited 30 June 2015 Balance Sheet” means the audited balance sheet of the Target Group (including the notes to the balance sheet) as at 11.59 p.m. on the Balance Sheet Date, which is included in the 30 June 2015 Audited Accounts;

“Balance Sheet Date” means 30 June 2015;

“Benchmarking Dispute” means the dispute between Airwave Solutions and the Secretary of State for the Home Department relating to the 2014 benchmarking exercise in connection with the framework agreement for the Public Safety Radio Communications Services between the Police Information Technology Organisation and British Telecommunications plc dated 29 February 2000;

“Break Fee” has the meaning set out in clause 2.7;

“Business Day” means a day (not being a Saturday or a Sunday) on which banks generally are open in London and Chicago for the transaction of normal banking business;

“Buyer’s Group” means the Buyer and its Affiliates from time to time other than the Target Companies and the expression “member of the Buyer’s Group” shall be construed accordingly;

“Buyer’s Solicitors” means Winston & Strawn London LLP of 1 Ropemaker Street, London, EC2Y 9AW;

“Cash” means £38,287,000, being the aggregate amount of cash and cash equivalents held by the Target Group as at 11.59 p.m. on the Balance Sheet Date, as shown on the Audited 30 June 2015 Balance Sheet;

“CDR” means the Company’s clean data room which is located at the Seller’s Solicitors office;

“Civil Procedure Rules” means the Civil Procedure Rules 1998;

“Claim” means any claim under or for breach of this Agreement;

“Companies Act” means the Companies Act 2006, as amended;

“Company” means Guardian Digital Communications Limited, a private company limited by shares, of which brief particulars are set out in Schedule 4;

“Completion” means completion of the Transaction, as provided for in clause 9;

“Completion Board Minutes” means the minutes of the board of directors of the Seller in the Agreed Form;

“Completion Date” means the last Business Day of the relevant calendar month in which all of the Conditions have been satisfied or, where permitted waived (except for the Conditions set out in clause 2.1(F) and 2.1(G) which shall be satisfied simultaneously at Completion) (or such other date as the Buyer and Seller may agree) or, as the context shall require, the date on which Completion shall have taken place;

“Conditions” means the conditions precedent to Completion set out in clause 2.1;

“Conditions Precedent Date” means 5.00 p.m. on 31 March 2016 or such later date as the Buyer and Seller shall agree in writing;

“Confidentiality Agreement” means the mutual non-disclosure agreement entered into between Airwave Solutions and the Buyer which is dated 6 March 2015;

“Consideration” has the meaning set out in clause 5.1;

“Contracting Parties” means those persons listed in the first column of the table set out in Schedule 8 and “Contracting Party” means any of them;

“Court” means the High Court of Justice in England and Wales;

“Court Meeting” means the meeting of the Lenders (and any adjournment thereof) to be convened by order of the Court pursuant to section 896 of the Companies Act to consider and vote upon the Scheme of Arrangement;

“Credit Agreement” means the £2,009,961,727.44 credit agreement dated 18 April 2007, as most recently amended and restated on 27 March 2014, between, amongst others, the Seller and HSBC Bank plc as facility agent and security agent;

“Debt Payments” has the meaning set out in clause 6.2(B);

“Deed of Release” means the deed of release in the Agreed Form relating to the Finance Documents (other than the Management Fee Deed);

“Deed of Retirement and Release” means the deed of retirement and release to be entered into on or prior to the date of this Agreement between (i) LuxCo, (ii) the Seller, (iii) the Company, (iv) Airwave Solutions and (v) HSBC Bank plc as facility agent pursuant to which, amongst other things, the facility agent shall retire as a party to the Management Fee Deed;

“Default Interest” means interest at the rate of three per cent (3%) per annum;

“Director’s Leakage Certificate” has the meaning set out in clause 9.2(A)(13);

“Disclosed” means fairly disclosed in or under the Disclosure Letter, meaning that the matter or other information is disclosed in sufficient detail to enable the Buyer to identify and evaluate the nature, significance and scope of the matter or other information in question and the term “Disclosure” shall be construed accordingly;

“Disclosure Letter” means the disclosure letter dated with the date of this Agreement from the Seller to the Buyer;

“Due Amount” means the amount (if any) due for payment by the Seller to the Buyer in respect of a Notified Claim that has been Resolved;

“Due Date” means in respect of any sum payable or obligation to be performed under this Agreement or any of the other Transaction Documents, the day specified for the payment to be made or that obligation to be performed or, if that day is not a Business Day, the next following Business Day;

“EDR” means the Company’s electronic data room;

“Effective Date” means 12:00 a.m. on 1 July 2015;

“Employees” means those individuals employed by the Target Group at the date of this Agreement;

“Encumbrance” means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, option, assignment, hypothecation, restriction, preference, security interest, title retention or any other security agreement or arrangement, or any agreement to create any of the above;

“Environment” shall have the meaning given in paragraph 16 of Schedule 1;

“Environmental Consents” shall have the meaning given in paragraph 16 of Schedule 1;

“Environmental Laws” shall have the meaning given in paragraph 16 of Schedule 1;

“Escrow Account” means the interest-bearing deposit account in the name of the Escrow Agent to be opened at the Escrow Bank in accordance with the Escrow Letter;

“Escrow Agent” means the Buyer’s Solicitors;

“Escrow Amount” means the sum of £8,175,000;

“Escrow Bank” means NatWest Bank, 15 Bishopsgate, London, EC2P 2AP;

“Escrow Letter” means the letter, in the Agreed Form, from the Buyer and the Seller instructing and authorising the Escrow Agent to establish and operate the Escrow Account;

“ESMCP” means the emergency services mobile communication programme;

“ESMCP Process” means the procurement process undertaken pursuant to the contract notice published by the Secretary of State for the Home Department on 14 April 2014 for the replacement of ESMCP with a new emergency services network;

“Exchange Rate” means, in respect of a particular currency for a particular date, the spot rate of exchange (the closing mid-point) for that currency into sterling on such date as published in the London edition of the Financial Times first published after that date or, where no such rate is published in respect of that currency for such date, at the rate quoted by The Royal Bank of Scotland Bank plc as at the close of business in London on such date;

“Existing Security” means the debentures entered into by the Company and the Seller in favour of the Security Trustee and dated 18 April 2007 and 27 March 2014 respectively;

“FCO” means the German Federal Cartel Office (Bundeskartellamt);

“Finance Documents” has the meaning given to it in the Credit Agreement;

“FSMA” means the Financial Services and Markets Act 2000;

“Full Title Guarantee” means with the benefit of the implied covenants set out in Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994 when a disposition is expressed to be made with full title guarantee;

“Funds Flow” means the spreadsheet entitled ‘funds flow’ in the Agreed Form;

“German Subsidiary” has the meaning given in clause 3.4(A);

“Governance Letter” means the governance agreement dated 27 March 2014 entered into between the Seller, the Company, Airwave Solutions and HSBC Bank plc as facility agent and LuxCo;

“Governmental Entity” means any national, local government, industry or trade body exercising any regulatory, taxing, importing or other governmental power or authority, including securities exchanges and competition authorities in any part of the world;

“Guaranteed Obligations” means all present and future obligations, commitments, undertakings, warranties, indemnities and liabilities of the Buyer under or pursuant to this Agreement, including all money and liabilities of any nature from time to time due, owing or incurred by the Buyer under this Agreement;

“Guarantees” means:

(a)	the guarantees entered into by the Seller on 18 April 2007 in favour of each of (i) The Secretary of State for Communities and Local Government, (ii) HM Secretary of State for Health, (iii) The National Policing Improvement Agency, and (iv) the Scottish Ambulance Service Board; and

(b)	the letter agreement dated 8 March 2012 between MEIF II, the National Policing Improvement Agency, the Secretary of State for Health, the Scottish Ambulance Service Board, and the Secretary of State for Communities and Local Government;

“GWB” means the German Act Against Restraints of Competition;

“Half-Year Accounts” means the balance sheet, profit and loss account and cash flow statement (as reviewed by the accountants) of the Target Group prepared on a consolidated basis for the Target Group for the period from 1 July to 31 December for the years of 2014 and 2015;

“HMRC” means Her Majesty’s Revenue & Customs and, in respect of any time before the establishment of Her Majesty’s Revenue & Customs, references to HMRC shall be construed, as the context shall require, to include references to the Inland Revenue and/or Her Majesty’s Customs and Excise;

“IFRS” means international financial reporting standards, as adopted by the European Union;

“Income Tax Act” means the Income Tax Act 2007;

“Indebtedness” of any Person means, without duplication, (i) all indebtedness of such Person for borrowed money (other than, in the case of a Target Company, monies owed to another Target Company) and debit balances at banks or other financial institutions, (ii) all obligations of such Person evidenced by notes, bonds, loan stock, debentures or similar instruments or which bear interest, (iii) all reimbursement obligations with respect to drawn letters of credit, bankers’ acceptances, surety bonds and performance bonds, whether or not matured, (iv) all guarantee or indemnity obligations of such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property, assets or services (but excluding trade credit arising in the ordinary course of business) or deferred compensation with respect to current or former employees or consultants, (vi) any interest rate or currency swap or similar hedging agreement, (vii) any capital or finance lease obligation (as defined by IFRS) of such Person, but excludes trade credit, (viii) any receivables sold or discounted, and (ix) any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing or otherwise classified as borrowings under IFRS;

“Intellectual Property Rights” means patents, rights to inventions, copyright and related rights, trademarks and service marks, business names and domain names, rights in get-up, goodwill and the right to sue for passing off, rights in designs, database rights, rights to use, and protect the confidentiality of, confidential information (including know-how and trade secrets), and all other intellectual property rights, in each case whether registered or unregistered and including all applications and rights to apply for and be granted, renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist now or in the future in any part of the world;

“Interim Period” means the period commencing on the exchange of this Agreement and ending on the earliest to occur of Completion or the lapse or termination of this Agreement;

“Intra-Group Loan Releases” means (i) the deed of release to be entered into on or before the date of this Agreement between the Company, the Seller and LuxCo in respect of the £150 million Eurobond loan notes issued by the Company in favour of LuxCo and, (ii) the deed of release to be entered into on or before the date of this Agreement between the Company and the Seller in respect of the group relief balance (estimated to be approximately £9,731,000) owing from the Seller to the Company and a £254 million loan owed by the Company to the Seller;

“IT Systems” has the meaning given in paragraph 13 of Schedule 1;

“Law” means any law, statute, ordinance, rule, regulation, judgement, decree, ruling, injunction or Order of any Governmental Entity;

“Leasehold Properties” shall have the meaning given in paragraph 11 of Schedule 1;

“Lenders” means any lender under the Credit Agreement as at the date of this Agreement and any person which becomes a lender under the Credit Agreement after the date of this Agreement but, in each case, only for so long as it has any outstanding commitment or participation in any loan advanced under the Credit Agreement or any amount is owed to it in its capacity as lender under the Credit Agreement;

“Liability Release Amount” means an amount equal to:

(a)	£817,499,999;

(b)	plus Net Cash; and

(c)	plus, in the event that Completion does not take place on or before 29 February 2016 solely as a result of the Conditions set out in clause 2.1(B) and/or clause 2.1(C) and/or clause 2.1(H) not having been satisfied or waived in accordance with clause 2.4, £2,000,000;

“Lock Up Agreement” means the lock up agreement to be entered into among the Seller, the Company, HSBC Bank plc and certain entities as the Original Consenting Creditors (as defined therein) on or before the date of this Agreement;

“Loss” means any loss, proceeding, order, damage, fine, penalty, interest, expense (including reasonable attorneys’ or other professional fees and expenses and court costs), injury, diminution of value, liability, Tax, Encumbrance or other cost, expense or adverse effect whatsoever, whether or not involving the claim of another Person;

“LTIP” means the Long Term Incentive Plan 5 approved by Airwave Solutions in September 2013 and under which participants were notified of their awards in November 2013 and August 2014;

“LuxCo” means Guardian Digital Communications Luxembourg S.à r.l., a company incorporated in Luxembourg whose registered office is at 46, Place Guillaume 11, L-1648, Luxembourg, which is a holding company of the Target Group;

“Management Accounts” means the unaudited accounts of the Target Group for the months ending 31 July 2015, 31 August 2015 and 30 September 2015 respectively;

“Management Fee Deed” means the management fee deed entered into by the Seller, the Company, Airwave Solutions, LuxCo and HSBC Bank plc, dated 27 March 2014;

“Material Adverse Change” means any matter(s), event(s) or circumstance(s) which results, or is reasonably likely to result, in the Target Group: (i) incurring expenditure (whether capital expenditure or operating expenditure) which is either (a) equal to or more than, in aggregate, £15,000,000 in any one year; or (b) in aggregate, equal to or more than £50,000,000 in a five year period, in either case which is outside the ordinary course of business and has not been Disclosed to the Buyer as of the date of this Agreement; or (ii) suffering a reduction in annual turnover of £42,700,000 or more excluding, in any such case, any matter(s), event(s) or circumstance(s) resulting from:

(a)	any matter(s), event(s) or circumstance(s) which has been Disclosed to the Buyer at the date of this Agreement or which has been disclosed to the Buyer by a Governmental Entity at or prior to the date of this Agreement;

(b)	the Benchmarking Dispute;

(c)	any ESMCP contracts not being awarded to the Target Group and/or being awarded to one or more third parties and/or any other action permitted by clause 7.2 (including but not limited to legal proceedings) in relation to the ESMCP Process);

(d)	any indication from a Governmental Entity that any of the Target Group’s customer contracts will not be extended beyond their current terms;

(e)	any frivolous or vexatious dispute with, or claim from, any of the Target Group’s customers;

(f)	changes in stock markets, interest rates, exchange rates, commodity prices or other general economic conditions;

(g)	changes in conditions generally affecting the telecoms industry;

(h)	changes in laws, regulations or accounting standards or requirements or proposed changes in laws, regulations or accounting standards or requirements;

(i)	the transactions contemplated by this Agreement (including relating to the satisfaction of the Condition in clause 2.1(B) and any discounts or other adverse terms requested by the relevant Governmental Entity) or the change in control resulting from those transactions;

(j)	the resignation of any one or more of the Material Employees prior to Completion;

(k)	any actions taken at the written request of or with the written consent of the Buyer;

(l)	any acts of God, act of terrorism, hostility or war (whether declared or undeclared), any natural disaster, any calamity or any other event of force majeure;

(m)	any matter, event or circumstance in respect of which the insurers under the WI Policy have accepted liability for or which is capable of remedy and is remedied prior to Completion without material cost or expense to the Target Group;

“Material Customer Contracts” means the contracts listed in Schedule 8;

“Material Employee” means any Employee whose base annual salary is in excess of £100,000 (or local currency equivalent);

“Material Supplier Contracts” means the contracts listed in Schedule 9;

“MEIF II” means Macquarie European Infrastructure Fund II;

“Merger Control Clearance” means the merger clearance provided by the FCO as described in clause 3;

“Merger Regulation” means Council Regulation of 20 January 2004 on the control of concentrations between undertakings (139/2004/EC);

“MIP Payment” means the amount to discharge all severance, termination, retention, “golden parachute,” transaction bonuses, LTIP payments, all employee national insurance contributions or other similar payments or obligations which are payable to any employee or consultant of the Target Group as a result of the consummation of the Transaction (together with all associated Taxes payable by the Target Group in respect of the same);

“Net Cash” means an amount equal to the Cash plus the VAT Amount less the Agreed Deductions (for the avoidance of doubt “Net Cash” may be a positive or a negative number);

“Nominated Bank Account” means the bank account of the Seller’s Solicitors, details of which are set out in the Advisers Pay-off Letter from the Seller’s Solicitors;

“Notified Claim” means a Claim that is notified by the Buyer to the Seller in accordance with this Agreement on or before the Release Date;

“Order” means any injunction, judgement, ruling, assessment, order or decree of any Governmental Entity having competent jurisdiction;

“Outstanding Claim” means a Notified Claim that has not been Resolved on or before the Release Date;

“Paid Transaction Fees” means £5,493,356.72, being the aggregate amount paid by the Target Group to Lazard, Deloitte, PwC, Arup, E&Y, Rothschild, Clifford Chance, Linklaters, Ogier, South Square, Bird and Bird, Merrill, Bond Dickinson, Wragge Lawrence Graham & Co and the Seller’s Solicitors in respect of the Transaction from the Effective Date to 16 November 2015 (being the latest payment date);

“Parties” means the parties to this Agreement and “Party” means either of them;

“Pension Scheme” means the Airwave Solutions Limited Group Personal Pension Plan;

“Permit” means an authorisation, certificate, approval, permit, licence, registration or consent issued by a Governmental Entity (including, for the avoidance of doubt, any spectrum licences or authorisations);

“Permitted Security” means the rent deposit deeds granted by Airwave Solutions in favour of: (i) Tameside Metropolitan Borough Council dated 17 May 2005; and (ii) Scottish Widows Plc dated 30 April 2008;

“Person” means an individual, corporation, public limited company, limited liability company, partnership, association, trust or other entity or organisation, including any Governmental Entity;

“Police Service Contracts” means all the individual service contracts entered into between the various regional police forces and a member of the Target Group which were provided to the Buyer in the CDR;

“Properties” means the Leasehold Properties of the Target Group referred to in Schedule 7 and “Property” means any of them;

“PSN Framework” means network service agreement between the Minister for the Cabinet Office and Airwave Solutions dated 27 July 2015 as provide in EDR document 11.60.1;

“Regulatory Authority” means a Governmental Entity from which a Third Party Consent is to be sought as contemplated by this Agreement;

“Related Party” means in relation to a Party, each of the following: (i) any Affiliate of that Party, and (ii) any associate of that Party for the purposes of section 435 of the Insolvency Act 1986 as in force at the date of this Agreement;

“Release Date” means the date which is twelve (12) months from the Completion Date;

“Resolved” has the meaning given in clause 8.9;

“Scheme Circular” means the document to be dispatched to the Lenders and others by the Company containing, amongst other things, the explanatory statement required to be furnished to the Lenders pursuant to section 897 of the Companies Act and other relevant terms and conditions, certain information about the Buyer and the Seller and the notices of the Court Meeting and, where the context admits, includes any form of proxy, election, notice, court document, meeting advertisement or other document reasonably required in connection with the Scheme of Arrangement;

“Scheme Court Order” means the order of the Court sanctioning the Scheme of Arrangement under section 899 of the Companies Act;

“Scheme Document” means the document implementing the Scheme of Arrangement;

“Scheme Hearing” means the hearing by the Court of the petition to sanction the Scheme of Arrangement (and to grant the Scheme Court Order);

“Scheme of Arrangement” means the scheme of arrangement pursuant to Part 26 of the Companies Act 2006 between the Seller and the Lenders, as described in the Scheme Circular, and sanctioned by the Court;

“Security Trustee” means HSBC Bank plc in its capacity as security trustee;

“Seller’s Group” means MEIF II Luxembourg Holdings S.à r.l. (which is a holding company of the Seller) and its subsidiaries from time to time other than the Target Companies and the expression “member of the Seller’s Group” shall be construed accordingly;

“Seller’s Solicitors” means Jones Day of 21 Tudor Street, London, EC4Y 0DJ;

“Shares” means the shares, comprising the entire issued share capital of the Company, of which details are set out in

Schedule 4;

“Site Properties” means the sites on which the Target Group’s radio transmitters systems are located, brief details of which are set in EDR document 8.3.7 (which is up to date as at 30 October 2015);

“Subsidiaries” means the companies brief particulars of which are set out in Schedule 5 and “Subsidiary” means any of them;

“Target Companies” or “Target Group” means the Company and the Subsidiaries, “Target Company” means any of them and the expression “relevant Target Company” shall be construed accordingly;

“Tax Authority” shall mean any taxing or other authority (whether within or outside the UK) competent to impose, assess or collect any Tax liability;

“Tax Claim” shall have the meaning given in Schedule 3;

“Tax Covenant” means the tax covenant set out in Schedule 2;

“Tax Warranties” means the Warranties set out in Part B of Schedule 1;

“Tax Warranty Claim” shall have the meaning given in Schedule 3;

“Taxation” or “Tax” shall have the meaning given in the Tax Covenant;

“Termination Deed” means the termination deed entered into between (i) LuxCo, (ii) the Seller, (iii) the Company, (iv) Airwave Solutions, and (v) MEIF II on or prior to the date of this Agreement in order to terminate the respective obligations of the relevant parties pursuant to the Management Fee Deed;

“Third Party Consent” means the consent of a Contracting Party in satisfaction of the third party consent described in clause 2.1(B);

“Transaction” means the transaction contemplated by this Agreement or any part of that transaction;

“Transaction Documents” means this Agreement and the other documents listed in Schedule 6;

“Transaction Fees” means the Paid Transaction Fees and the Unpaid Transaction Fees;

“Transfer” has the meaning given in clause 3.4(A);

“TUPE Regulations” means the Transfer of Undertakings (Protection of Employment) Regulations 1981 (SI 1981/1794) and the Transfer of Undertakings (Protection of Employment) Regulations 2006 (SI 2006/ 246);

“Umbrella Agreement” means the agreement dated 18 April 2007 as amended and novated pursuant to a novation agreement dated 8 March 2012 and entered into between (i) the Seller, (ii) the Company, (iii) The National Police Improvement Agency, (iv) The Secretary of State for Health, (v) The Scottish Ambulance Service Board, (vi) The Secretary of State for Communities and Local Government, (vii) Frequency Infrastructure International Limited (formerly known as Macquarie MCG International Limited), (viii) Frequency Infrastructure Pty Limited (formerly known as Macquarie Communications Infrastructure Limited) and (ix) MEIF II;

“Unpaid Transaction Fees” means an aggregate maximum cap of £7,948,184.15 (which includes a contingency amount of £528,000.00) being:

(a)	the aggregate amount of all outstanding fees payable by the Seller and the Target Group to Lazard, Deloitte, PwC, Arup, E&Y, South Square, Clifford Chance, Bird and Bird, Bond Dickinson, Wragge Lawrence Graham & Co, Linklaters, Ogier, Merrill and the Seller’s Solicitors in respect of all services provided or to be provided in respect of the Transaction up to and including Completion, which fees (other than the fees of South Square, Bird and Bird, Bond Dickinson and Wragge Lawrence Graham & Co and Merrill) are subject to an individual cap set out in the Advisers Pay-Off Letters; and

(b)	the amount to be paid for the policies of directors’ and officers’ liability insurance covering each person who was a director or other officer or designated member of the Company and any other member of the Target Group immediately prior to Completion;

“VAT” means any value added tax or equivalent tax in any other jurisdiction;

“VAT Amount” means the amount of £900,000;

“Warranties” means the warranties set out in Schedule 1;

“Warranty Claim” shall have the meaning given in Schedule 3;

“WI Policy” means the insurance policy with respect to the warranties and indemnities of the Seller in this Agreement to be obtained by the Buyer in connection with certain risks assumed by the Buyer in buying the Shares; and

“Withholding Tax” means the tax which is required to be withheld from the Debt Payments.

1.2	In this Agreement, unless the context otherwise requires:

(A)	a reference to a person shall be construed so as to include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, limited partnership, limited liability partnership, works council or employee representative body (in each case whether or not having separate legal personality);

(B)	references to “this Agreement” shall include the Introduction and Schedules to it, which form part of this Agreement, and references to clauses, the Introduction and Schedules are to clauses of and the Introduction and Schedules to this Agreement;

(C)	the headings are inserted for convenience only and shall not affect the construction of this Agreement;

(D)	words in the singular shall include the plural and vice versa;

(E)	a reference to one gender includes all genders;

(F)	references to times of the day are to London time unless otherwise stated and references to a day are to a period of 24 hours running from midnight to midnight;

(G)	in the event of a date falling on 29 February in any year, references to the anniversary of such date falling in any year that is not a leap year shall be to 28 February in the relevant year;

(H)	references to “£” or “sterling” are references to the lawful currency from time to time of the United Kingdom;

(I)	words and expressions defined in the Companies Act shall (unless the context clearly does not so permit) bear the same meanings where used in this Agreement;

(J)	references to an “associate” or a “connected person” in relation to another person are references to a person who is an associate of or connected with the other person within the meaning of section 448 and 1122 of the Corporation Tax Act 2010 or sections 993 or 994 of the Income Tax Act, as appropriate;

(K)	a “subsidiary undertaking” or “parent undertaking” is to be construed in accordance with section 1159 of the Companies Act and to a “subsidiary” or “holding company” is to be construed in accordance with section 1162 of the Companies Act;

(L)	references to statutory provisions shall be construed as references to those provisions as respectively amended, consolidated, extended or re-enacted from time to time and shall include the corresponding provisions of any earlier legislation (whether repealed or not) and any orders, regulations, instruments or other subordinate legislation made from time to time under the statute concerned;

(M)	unless otherwise specifically provided in this Agreement, references to any monetary sum expressed in a sterling amount shall, where such sum is referable in whole or part to a particular jurisdiction, be deemed to be a reference to an equivalent amount in the local currency of that jurisdiction translated at the Exchange Rate at the relevant date specified in this Agreement;

(N)	where it is necessary to determine whether a monetary limit or threshold set out in this Agreement has been reached or exceeded (as the case may be) and the value of any of the relevant claims is expressed in a currency other than sterling, the value of each such claim shall be translated into sterling at the Exchange Rate on the date of receipt of written notification of the existence of such claim in accordance with this Agreement;

(O)	any statement qualified by the expression “knowledge of Seller” or “so far as the Seller is aware” or any similar expression shall mean the actual knowledge of (but only of) the following persons, after having made all reasonable enquiries of those key employees and agents of the Seller’s Group and the Target Group who would reasonably be expected to have actual knowledge of the matter in question, and no other knowledge of any member of the Seller’s Group or any of its or their employees or officers (whether actual or constructive) shall be imputed to the Seller for the purposes of this Agreement:

(1)	Stephen Hurrell;

(2)	John Lewis;

(3)	Euros Evans;

(4)	Nathan Luckey;

(5)	Paul Boyle;

(6)	Richard Bobbett; and

(7)	Richard Abel;

(P)	a reference to “includes” or “including” will be construed as “includes without limitation” or “including without limitation” (as the case may be);

(Q)	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class or examples of acts, matters or things;

(R)	if a period of time is specified and dates from a given day or the day of an act or event, it will be calculated exclusive of that day; and

(S)	references to “writing” or “written” include any modes of reproducing words in a legible and non-transitory form but do not include writing on the screen of a visual display unit or other similar device.

2.	CONDITIONS PRECEDENT

2.1	The provisions of clauses 4 (Sale and Purchase), 5 (Consideration) and 9 (Completion) are conditional on the following being satisfied or waived (if permitted in accordance with the terms of this Agreement) by the Conditions Precedent Date:

(A)	SCHEME OF ARRANGEMENT

Delivery of an office copy of the court order sanctioning the Scheme of Arrangement to the registry for companies for England and Wales.

(B)	THIRD PARTY CONSENTS

Receipt by the Buyer of consent (subject only to Completion) from each of the Contracting Parties under the Material Customer Contracts to a change of control of Airwave Solutions in terms reasonably acceptable to the Buyer.

(C)	RELEASE OF UMBRELLA AGREEMENT AND OTHER GUARANTEES

The unconditional and irrevocable release (subject only to Completion) of all guarantees, indemnities and similar obligations provided by a member of the Seller’s Group or MEIF II in respect of the obligations of Airwave Solutions pursuant to the Umbrella Agreement and the Guarantees.

(D)	RELEASE OF SECURITY

The Deed of Release being executed and delivered and not having been terminated.

(E)	INTENTIONALLY BLANK

(F)	MATERIAL ADVERSE CHANGE

Since the Effective Date, no Material Adverse Change having occurred.

(G)	COMPLIANCE WITH TERMS OF THE AGREEMENT

The Seller:

(1)	having complied with its obligations under clause 6.1;

(2)	not being in wilful default of any of its obligations under this Agreement (including in respect of the warranties and the provisions of clause 7.1 (Interim Period); and/or

(3)

not being in material breach of any of its other obligations under this Agreement (including in respect of the Warranties and provisions of clause 7.1 (Interim Period)). For these purposes, “material breach” shall mean any breach which could reasonably be expected to result in a Claim (when aggregated with any other Claims) for £35,000,000 or more where:

(a)	the Losses which are the subject matter of the potential Claim are not recoverable under all or any of the following: (i) the WI Policy, and/or (ii) from a third party, and which the insurers under the WI Policy or the third party, as the case may be, have not accepted liability for such Claim;

(b)	which is not remedied prior to Completion;

(c)	which has not been Disclosed to the Buyer at the date of this Agreement; and

(d)	which has not been disclosed to the Buyer by a Governmental Entity at or prior to the date of this Agreement.

(H)	DISPUTE SETTLEMENT

The Buyer having agreed terms (conditional upon Completion) for a settlement with respect to, or another resolution having been achieved in respect of, in either case on terms satisfactory to the Buyer (in its sole discretion), the disputes between Airwave Solutions and the relevant department of Her Majesty’s Government in connection with services supplied under the Material Customer Contracts, including the matters set out in paragraph 15.3 of Part A of the Disclosure Letter.

2.2	The Buyer shall use its reasonable endeavours to procure the satisfaction of the Conditions in clauses 2.1(B), 2.1(C) and 2.1(H) as soon as possible. The Seller shall use its reasonable endeavours to procure the satisfaction of the Conditions in clauses 2.1(A), 2.1(B), 2.1(C) and 2.1(D), as soon as possible.

2.3	Subject to clause 2.5 and 2.6, each of the Buyer and the Seller shall keep the other fully informed of all progress and developments with regard to satisfaction of the Conditions and in any event shall notify the other promptly in writing as soon as it becomes aware that the same or any of the same have been satisfied or have become incapable of satisfaction and shall produce to the other such documentation as either of them shall reasonably require to evidence any such satisfaction. This clause 2.3 shall not apply to the satisfaction of the Conditions set out in clauses 2.1(B) and 2.1(C) (where clause 2.5 shall apply) and 2.1(H) (where clause 2.6 shall apply). When all of the Conditions (other than those Conditions in clause 2.1(F) and clause 2.1(G)) have been satisfied or waived, the Buyer and the Seller shall confirm the proposed Completion Date in writing.

2.4	The Conditions may only be waived, and the latest date for their satisfaction may only be extended, by written agreement of the Buyer and the Seller, save that the Buyer may in its sole discretion (acting reasonably and without the need for the consent of the Seller) waive in whole or in part any of Conditions in clauses 2.1(B), 2.1(F), 2.1(G) and 2.1(H) by written notice to the Seller.

2.5	The Buyer and the Seller agree that in connection with the Conditions in clauses 2.1(B) and 2.1(C), that:

(A)	the Buyer shall be responsible for determining the strategy for obtaining the necessary consents and releases and contacting and corresponding with the relevant Governmental Entity; provided that the Buyer shall consult with the Seller in advance regarding such strategy;

(B)	the Buyer shall co-operate with the Seller and keep it informed of all material progress and developments with regard to the satisfaction of those Conditions;

(C)	the Buyer shall notify the Seller in writing as soon as practicable after it becomes aware that those Conditions have been satisfied or have become incapable of satisfaction and shall produce to the Seller such documentation as it shall reasonably require to evidence the same;

(D)	to the extent the Seller or a member of the Target Group is contacted by a Governmental Entity in relation to such consents and releases, the Seller and the Buyer shall jointly respond to such Governmental Entity; and

(E)	the Seller shall procure that each member of the Target Group does not do any matter or thing which is contrary to this clause 2.5.

2.6	The Buyer shall have sole responsibility for satisfying the Condition in clause 2.1(H) without involvement from the Seller or any member of the Seller’s Group and the Parties shall, in respect of the Condition set in clause 2.1(H), comply with the Agreed Form Protocol.

2.7	A break fee of £35,000,000 (the “Break Fee”) shall be payable by the Buyer to the Seller (or as the Seller may direct) in the event that Completion does not occur solely as a result of the Conditions set out in clause 2.1(B) and/or clause 2.1(C) and/or clause 2.1(H) failing to be satisfied or waived by the Conditions Precedent Date. For the avoidance of doubt, in the event that Completion does not occur solely as a result of the Conditions set out in clause 2.1(B) and/or clause 2.1(C) and/or clause 2.1(H) failing to be satisfied or waived by the Conditions Precedent Date, the Buyer shall have no obligation to pay the Break Fee more than once.

2.8	The Buyer shall pay the Break Fee to the Seller by no later than seven (7) days after the date on which it becomes payable under clause 2.7. Payment shall be made in immediately available funds to such bank account at a clearing bank branch in the United Kingdom as may be notified by the Seller to the Buyer for such purposes. The Break Fee is inclusive of any amount in respect of VAT.

2.9	All sums payable pursuant to clause 2.8, shall be paid free and clear of any deductions, withholdings, set offs or counterclaims, save only as may be required by law.

2.10	Without prejudice to its obligations under clause 2.2, the Seller shall:

(A)	as soon as reasonably practicable, apply to the Court for leave to convene the Court Meeting and file such documents as may be necessary in connection therewith;

(B)	following the convening hearing, finalise the Scheme Circular, all necessary advertisements and forms of proxy and election and (subject to the approval of the Buyer (such approval not to be unreasonably withheld or delayed)) the Scheme Document;

(C)	not (unless approved by the Buyer in writing, such approval not to be unreasonably withheld or delayed or unless required by the Court), seek to: (i) revise the Scheme Circular; or (ii) adjourn the Court Meeting without the prior written consent of the Buyer;

(D)

upon: (i) the Court making the order necessary for the purpose of convening the Court Meeting; (ii) any necessary advertisements, the Scheme Circular and forms of proxy and election being finalised following the convening hearing; and (iii) such documents being approved by the Buyer (such approval not to be unreasonably withheld or delayed), publish the requisite advertisements and arrange for the posting of the Scheme Circular to the Lenders and others entitled to receive the same, and thereafter publish and/or post such other documents and information as the Court may approve and/or direct from time to time in connection with the due implementation of the Scheme of Arrangement;

(E)	not (unless required by the Court) agree to an extension of time in connection with, or to any variation, amendment, withdrawal or non-enforcement (in whole or in part) of, the Scheme of Arrangement without the prior written consent of the Buyer;

(F)	prior to the Court Meeting, keep the Buyer informed, on a regular basis (or as soon as reasonably practicable following a request from the Buyer), of the number of proxy votes received in respect of the resolutions to be proposed at the Court Meeting and what percentage those votes represent in respect of both the amount of Indebtedness outstanding under the Credit Agreement and the number of Lenders;

(G)	convene, hold and transact the relevant business at the Court Meeting at the time and date specified in the Scheme Circular (or as soon as practicable thereafter);

(H)	following the Court Meeting and assuming the necessary resolutions are passed by the requisite majority, as soon as practicable take all necessary steps to seek the sanction of the Court to the Scheme of Arrangement, and take any other action reasonably necessary to implement the Transaction (including, for the avoidance of doubt, reconvening the Court Meeting and any other necessary meetings if so required by the Court);

(I)	as soon as reasonably practicable (and in any event within five (5) Business Days) following sanction by the Court of the Scheme of Arrangement at the Scheme Hearing, cause office copies of the Scheme Court Order to be filed with the Registrar of Companies for England and Wales; and

(J)	procure that the Seller’s directors accept responsibility for all the information in the Scheme Circular other than that relating to the Buyer.

3.	GERMAN ANTI-TRUST CLEARANCE

3.1	The Buyer shall use reasonable endeavours to file with the FCO a complete pre-merger notification within five (5) Business Days of the date of this Agreement, subject to the Buyer receiving all reasonably requested documents and information from the Seller’s Group as is necessary to complete such pre-merger notification.

3.2	Clearance of the Transaction by the FCO will be deemed to be received if:

(A)	the FCO has notified the Buyer that the requirements for a prohibition of a merger as set forth in Section 36(1) GWB are not fulfilled; or

(B)	within the one (1) month period after the filing of a complete pre-merger notification, the FCO does not open an in-depth investigation (Hauptprüfverfahren) pursuant to Section 40, paragraph 1, clause 1 GWB; or

(C)	the FCO has issued a decision pursuant to Section 40(2) GWB to the effect that the Transaction has been cleared without any conditions, undertakings or obligations (unless such conditions, undertakings or obligations have been accepted by the Buyer in writing); or

(D)	the examination period of four (4) months after the filing of a complete pre-merger notification or an extended examination period pursuant to the provisions in Sec. 40(2) sentences 2, 4-7 GWB has expired without the FCO having issued a prohibition order, which shall constitute “Merger Control Clearance” for the purpose of this Agreement.

3.3	Each of the Buyer and the Seller agrees to co-operate fully in order to obtain the Merger Control Clearance (including responding promptly to all requests for information and/or other communications from the FCO).

3.4	If the Merger Control Clearance has not been received by the Parties by the date which is sixty (60) calendar days from the date of this Agreement (the “Non-Clearance Date”):

(A)	the Seller shall, within ten (10) Business Days after the Non-Clearance Date, procure the transfer by Airwave Solutions International Limited of the entire issued share capital of Airwave Solutions Deutschland GmbH (the “German Subsidiary”) to the Seller (or other member of the Seller’s Group) prior to Completion (the “Transfer”) so that the German Subsidiary no longer forms part of the Target Group;

(B)	the Buyer shall, within ten (10) Business Days after the Non-Clearance Date, withdraw the filing made with the FCO to obtain the Merger Control Clearance and confirm to the FCO that the Buyer will not be proceeding with the Transaction in the form originally proposed; and

(C)	the Seller and the Buyer will co-operate to ensure that any other mutually acceptable arrangements (including entering into any transitional services agreement if applicable, terminating any arrangements with any other member of the Target Group and minimising any associated costs and Taxes) are put in place prior to Completion which are necessary for the Transfer provided always that nothing shall be done that would require the Transaction to be notified to the FCO.

3.5	If the Seller undertakes the Transfer (in accordance with clause 3.4(A)) there shall be no adjustment to the Consideration and Completion will occur in accordance with the provisions of this Agreement.

3.6	If the Transfer occurs, the representations, warranties and interim period covenants in this Agreement will not apply to the German Subsidiary and nothing in this Agreement shall be deemed to prohibit the Transfer or any action or omission necessary in connection with the Transfer.

4.	SALE AND PURCHASE

4.1	The Seller agrees to sell the Shares to the Buyer free from all Encumbrances (other than the Encumbrances created pursuant to the Existing Security which will be released pursuant to the Deed of Release) and with Full Title Guarantee, together with the benefit of all rights attaching to them at any time after the date of this Agreement, including all rights to dividends and other distributions and the Buyer agrees to purchase the same on and subject to the terms of this Agreement.

4.2	The Seller undertakes to procure the waiver of all pre-emption and similar rights over the Shares or any of them to which it is aware that any person may be entitled under the articles of association of the Company or otherwise in relation to the sale and purchase of the same under this Agreement.

4.3	Nothing in this Agreement shall oblige nor entitle the Buyer to buy any of the Shares or complete this Agreement unless the sale and purchase of all of the Shares is completed at the same time.

5.	CONSIDERATION

5.1	The purchase price for the Shares shall be £1.00 (the “Consideration”).

5.2	The Consideration shall be paid in cash by the Buyer in accordance with clause 9.

6.	EFFECTIVE DATE MATTERS

6.1	The Seller undertakes to the Buyer that in the period from the Effective Date to the time of Completion there has been and will be no Leakage other than any Permitted Leakage.

6.2	For the purposes of this clause 6, the following words shall have the following meanings:

(A)	“Leakage” means, save to the extent constituting Permitted Leakage or as otherwise consented to by the Buyer:

(1)	any dividend or other distribution of capital income or profit declared, paid or made (whether actual or deemed) or any repurchase, redemption or return of share or loan capital by a Target Company to any member of the Seller’s Group;

(2)	the transfer, disposal or surrender of any asset by a Target Company to any member of the Seller’s Group;

(3)	the assumption, indemnification or incurring of any liability by a Target Company to benefit any member of the Seller’s Group;

(4)	the grant of a waiver, forgiveness or discounting by a Target Company in favour of any member of the Seller’s Group in respect of any sums due by that member of the Seller’s Group to a Target Company;

(5)	any loan granted by a Target Company to any member of the Seller’s Group;

(6)	any payment made or agreed to be made by a Target Company to any member of, or third party lender to, the Seller’s Group;

(7)	any management or similar fee payable by a Target Company to any member of the Seller’s Group;

(8)	any agreement to do or permit any of the acts or matters set out in sub-clauses (1) to (7) above; or

(9)	any Tax paid or payable by a Target Company as a result of the acts or matters set out in sub-clauses (1) to (7) above.

(B)	“Permitted Leakage” means:

(1)

any payments (or any dividends or payments for the purposes of enabling the Seller’s Group or the Target Group to make any payments) (including payments of interest, principal and cash sweep) that are required to be made under the terms of the Credit Agreement between the Effective Date and the Completion Date (“Debt Payments”);

(2)	any payments constituting Agreed Deductions or Agreed Liabilities (other than the Debt Payments); and

(3)	the Transfer and any related actions.

7.	INTERIM PERIOD AND OTHER COVENANTS

7.1	Save for any act or thing which is required to be done, or omitted to be done, under or pursuant to or as contemplated by (i) any of the Transaction Documents, (ii) any Law, or (iii) with the prior written consent of the Buyer (such consent not to be unreasonably withheld or delayed, and for the avoidance of doubt, such consent shall be deemed to have been reasonably withheld if the proposed act or omission in respect of which the Seller is requesting consent would be reasonably likely to prejudice the Buyer’s own legal or commercial interests and/or its ability to satisfy the Conditions in clauses 2.1(B) or 2.1(H), the Seller shall during the Interim Period:

(A)	ensure, and shall procure that the Company shall ensure, that the Target Group will carry on business in the ordinary course;

(B)	supply to the Buyer within ten (10) Business Days of the end of each month after the Effective Date copies of the unaudited balance sheet, profit and loss account and cash flow statement of the Target Group as of the close of business on the last day of such month, prepared on a comparable and consistent basis to the financial statements presented in historic management accounts of the Target Group;

(C)	as soon as reasonably practicable following receipt of a written request from the Buyer supply, or procure to be supplied, to the Buyer and its advisers copies of all management reports and financial reports following their preparation and such further information regarding the businesses, assets, liabilities, contracts and affairs of the Target Group as the Buyer may reasonably require in connection with the Transaction or with the Merger Control Clearance, together with access on reasonable notice and during normal working hours on a Business Day to the Material Employees (and such other Employees that the Seller has identified and notified to the Buyer that have such information) and the premises from which any Target Company operates;

(D)	not, and shall procure that no Target Company shall, create or permit to be created any Encumbrance over any of the Shares or its assets or undertaking;

(E)	save for any act necessary to effect the Transfer, not, and shall procure that no Target Company, shall:

(1)	dispose of or transfer, or agree to dispose of or transfer, any business or part of any business or any of its assets with a value, in any such case, in excess of £100,000;

(2)	acquire, or agree to acquire, any business or part of a business or any of its assets (other than for the purposes of capital expenditure permitted under this clause 7.1(E));

(3)	allot or agree to allot any shares or other securities, repurchase, redeem or agree to repurchase or redeem any of the shares or reduce its share capital;

(4)	change any existing or grant any new option or right to subscribe for any shares or other securities convertible into shares;

(5)	change its constitutional or governing documents;

(6)	except pursuant to the exercise by a customer of its option to extend a contract, agree to terminate or materially modify (including any modification with a value in excess of £250,000) any contract with a per annum value of £250,000 or more;

(7)	enter into any contract with a contract value of £1,000,000 or more;

(8)	enter into or agree to enter into any mobile virtual network operator customer or supplier contract save pursuant to any obligations to enter into mobile virtual network operator customer or supplier contracts under the PSN Framework;

(9)	incur any capital expenditure in excess of, in the aggregate above the capital expenditure amounts reflected in the Deloitte Vendor Due Diligence Report dated 4 June 2015;

(10)	borrow any sums, in the aggregate, in excess of £100,000;

(11)	enter into any lease, lease hire or hire purchase agreements or agreements for payment on deferred terms with a value, in aggregate, in excess of £100,000 per annum other than leases of motor vehicles and replacement of Site Properties in the ordinary course of business;

(12)	make any loan or grant any credit, other than trade credit, season ticket loans or cycle scheme loans in the ordinary course of business;

(13)	make, or agree to make, any material alterations to the terms and conditions of employment (including benefits) of any of its directors, officers or employees other than the annual (April) salary review or pursuant to promotions in the ordinary course of business;

(14)	agree, or signal any intention to agree, any price discount or price reduction in respect of any Material Customer Contract or any other existing customer contract with a contract value of £250,000 or more other than in connection with the renewal of expired customer contracts;

(15)	agree, or signal any intention to agree, any price discount or price reduction of five per cent. (5%) or more in respect of existing customer contracts in connection with the renewal of expired customer contracts with a contract value of £500,000 or more;

(16)	provide or agree to provide any material non-contractual benefit to any director, officer, employee or their dependants;

(17)	dismiss any of its employees other than for cause or employ or engage (or offer to employ or engage), other than in the ordinary course of business consistent with the needs of the Company, any individual whose basic salary is in excess of £75,000;

(18)	institute, settle or agree to settle any legal proceedings relating to its business with a value of £100,000 or more, except debt collection in the normal course of business;

(19)	discuss settlement or seek to settle or resolve any on-going dispute between a member of the Target Group and the relevant department of Her Majesty’s Government in connection with services supplied under the Material Customer Contracts, including the matters set out in paragraph 15.3 of Part A of the Disclosure Letter;

(20)	grant, modify, agree to terminate or permit the lapse of any material Intellectual Property Rights or enter into any agreement relating to any such rights;

(21)	pay any management fee or charge to the Seller or any member of the Seller’s Group;

(22)	incur any liabilities (save for any VAT and UK withholding tax group liabilities) to the Seller or any member of the Seller’s Group;

(23)	enter into any (or modify any subsisting) agreement with any trade union or any agreement that relates to any works council;

(24)	vary the terms on which it holds any of the Properties or settle any rent review with an aggregate value in excess of £100,000 or do anything or agree to do anything which may have a material adverse effect on the Site Properties;

(25)	establish, participate in or contribute to any new pension scheme or grant any new retirement, death or disability benefit;

(26)	change in any material respect, discontinue, or exercise any discretion (other than the reasonable exercise of discretion in the ordinary course of business consistent with past practice) in relation to any existing pension scheme or retirement, death or disability benefit, or announce any plan, proposal or intention to do so;

(27)	make any changes to the accounting procedures or principles by reference to which its accounts are drawn up;

(28)	create or knowingly permit to be created any Encumbrance over any of the shares in any of the Subsidiaries or any of the assets of the Target Group;

(29)	enter into any joint venture, co-operation, consortium, partnership or similar agreement other than a bidding agreement in the ordinary course of business;

(30)	fail to take any action required to maintain any insurance policies in force at the date of this Agreement in respect of any member of the Target Group;

(31)	resolve to change its name;

(32)	pass any shareholders resolution other than in connection with: (a) the consummation of the Transaction; or (b) any payment or transaction constituting Permitted Leakage or approve the 30 June 2015 Audited Accounts;

(33)	make any distribution or payment to any member of the Seller’s Group or any lender to any Target Company or any member of the Seller’ Group except to the extent constituting Permitted Leakage;

(34)	resolve to be convened, or convene, any general meeting at which a resolution is to be proposed that it will be voluntarily wound-up or enter into any kind of insolvency process or arrangement with creditors generally; or

(35)	do or omit to do any act or thing which it could reasonably foresee would give rise to a breach of the Warranties if the Warranties were to be repeated at Completion where such breach could reasonably be expected to result in a valid Claim for £400,000 or more (when taken together with the aggregate amount of all other such Claims).

7.2	Subject to clauses 7.1(E)(14) and 7.1(E)(15), nothing in this Agreement shall prevent the Seller or any member of Target Group from taking any action (or omitting to take any action) that it considers necessary or desirable (acting reasonably) to preserve, protect or pursue any actual or potential rights or remedies available to the Target Group under the ESMCP Process (including initiating, pursuing and/or defending any claim under the ESMCP Process).

7.3	Subject to clauses 7.1(E)(14) and 7.1(E)(15), nothing in this Agreement shall prevent the Seller or any member of the Target Group from taking any action (or omitting to take any action) that it considers necessary or desirable (acting reasonably) to preserve, protect or pursue any actual rights or remedies available to the Target Group in respect of the Benchmarking Dispute (including initiating, pursuing and/or defending any claim in respect of the Benchmarking Dispute).

7.4	The Seller shall not take any steps, and shall procure that no member of the Seller’s Group shall take any steps to be voluntarily wound-up or enter into any kind of insolvency process or arrangement with creditors generally.

7.5	The Seller shall not, and shall procure that no member of the Seller’s Group or the Target Group shall, exercise any right under the Credit Agreement or any other document or agreement to consent to (or give any waiver in respect of) the transfer of any debt interest relating to sums borrowed or available for borrowing under the Credit Agreement by any Lender to another Person (whether to a third party or any Affiliate of such Lender).

7.6	Subject to clause 7.7, the Seller shall not, and will procure that the Company does not, wilfully or deliberately do or omit to do anything which may give any party to the Lock Up Agreement a right to terminate the Lock Up Agreement pursuant to clause 9.1(B) of the Lock Up Agreement.

7.7	Notwithstanding clauses 7.1(E)(34), 7.4 and 7.5, nothing in this Agreement shall restrict or attempt to restrict, any director of the Seller or any Target Company from complying with any legal obligation to commence insolvency proceedings in respect of the Seller or that Target Company.

7.8	The Seller agrees that it shall indemnify the Buyer from any Loss sustained, incurred or suffered by, the Buyer directly arising out of any breach of clause 7.5 above. For the avoidance of doubt, the limitations of liability set out in this Agreement (including, but not limited to, those limitations of liability set out in clause 12 and Schedule 3 shall not apply to this clause 7.8.

7.9	The Seller shall supply to the Buyer within forty five (45) calendar days after 31 December 2015 a copy of the Half-Year Accounts (both consolidated and individual) reviewed by the

Company’s accountants and promptly provide to the Buyer and its advisers access to the work papers prepared in connection with the review of such accounts. In addition, the Seller shall provide to the Buyer (at the Buyer’s cost) such other financial information as the Buyer may reasonably request for the purposes of complying with the Guarantor’s obligations under applicable securities laws and regulations.

7.10	The Seller undertakes to procure that the Paid Transaction Fees shall have been paid in full (including any VAT chargeable thereon) by 31 December 2015 (subject to receipt of invoices in relation to the Paid Transaction Fees).

8.	ESCROW

8.1	Following Completion, the Escrow Amount shall be held in the Escrow Account in accordance with the terms of this clause 8 and the Escrow Letter.

8.2	Any interest that accrues on the credit balance on the Escrow Account from time to time shall be credited to the Escrow Account and any payment of principal out of the Escrow Account shall include a payment of the interest earned on that principal sum.

8.3	The liability to taxation on any interest on any amount in the Escrow Account shall be borne by the party ultimately entitled to that interest.

8.4	The Buyer and the Seller shall promptly provide such instructions to the Escrow Agent (where relevant in the form specified by the Escrow Letter) and take all other actions in relation to the Escrow Account as are necessary to give effect to the provisions of this clause 8.

8.5	No amount shall be released from the Escrow Account otherwise than in accordance with this clause 8 and the terms of the Escrow Letter.

8.6	If a Notified Claim arises and is Resolved on or before the Release Date, the Buyer and the Seller shall, as soon as reasonably practicable, instruct the Escrow Agent in accordance with the terms of the Escrow Letter, to release to the Buyer (or as the Buyer shall otherwise direct) from the Escrow Account the Due Amount in respect of that Notified Claim (together with any accrued interest on the amount so paid but less any applicable bank charges) or, if lower, the amount standing to the credit of the Escrow Account (but less any applicable bank charges).

8.7	On the Release Date, the Buyer and the Seller shall instruct the Escrow Agent in accordance with the terms of the Escrow Letter to release to the Seller (or as the Seller otherwise directs) from the Escrow Account an amount (if any) equal to the remaining balance of the Escrow Account standing to the credit of the Escrow Account, together with any accrued interest on the amount so paid but less any applicable bank charges (if any), less the following sums:

(A)	if there are any Outstanding Claims, an amount equal to the Buyer’s reasonable estimate of the Seller’s aggregate liability in respect of those Outstanding Claims provided that the Buyer shall have obtained an opinion of a Queen’s Counsel (which shall have been disclosed to the Seller) that the relevant Outstanding Claim is not a frivolous or vexatious Claim as to its merits nor quantum of the amount proposed to be withheld; and

(B)	any Due Amounts to the extent they have not been satisfied in accordance with clause 8.8 or otherwise on or before the Release Date.

8.8	If, following the Release Date, the Escrow Amount (or any part of it) continues to be held in the Escrow Account pending resolution of any Outstanding Claims, the following provisions shall apply:

(A)	upon an Outstanding Claim being Resolved, the Buyer and the Seller shall, as soon as reasonably practicable, instruct the Escrow Agent to release to the Buyer (or as the Buyer shall otherwise direct) from the Escrow Account any unpaid Due Amount in respect of that Outstanding Claim (together with any accrued interest on the amount so paid but less any applicable bank charges) or, if lower, the amount standing to the credit of the Escrow Account (less any applicable bank charges); and

(B)	after all Outstanding Claims have been Resolved and all Due Amounts have been paid to the Buyer in full, the Parties shall, as soon as practicable, instruct the Escrow Agent to release to the Seller (or as the Seller otherwise directs) the remaining balance (if any) standing to the credit of the Escrow Account (together with any accrued interest on the amount so paid but less any applicable bank charges).

8.9	A Notified Claim shall be deemed to be “Resolved” for the purposes of this clause 8 if it has been:

(A)	agreed in writing between the Buyer and the Seller as to both liability and quantum;

(B)	finally determined (as to both liability and quantum) by a court of competent jurisdiction from which there is no right of appeal, or from whose judgment the relevant party is debarred (by passage of time or otherwise) from making an appeal; or

(C)	unconditionally withdrawn by the Buyer in writing.

8.10	In the event that Completion occurs, except in the event of its fraud, the Seller’s liability for all Claims under or pursuant to this Agreement shall be limited to the Escrow Amount and the Buyer’s sole recourse against the Seller shall be against the balance standing to the credit of the Escrow Account. If a Due Amount is not satisfied in full by a payment to the Buyer from the Escrow Account, nothing in this Agreement shall prevent or otherwise restrict the Buyer’s right to recover the balance under the WI Policy.

9.	COMPLETION

9.1	Completion shall take place at the offices of the Seller’s Solicitors on the Completion Date.

9.2	On Completion:

(A)	the Seller shall deliver or procure the delivery to the Buyer or the Buyer’s Solicitors of:

(1)	duly executed transfers of the Shares in favour of the Buyer or the Buyer’s nominee(s);

(2)	the certificates for the Shares or an indemnity in a form reasonably required by the Buyer in the case of any missing certificates;

(3)	such waivers, consents or other documents as the Buyer may reasonably require to enable the Buyer or its nominee(s) to become the registered holder of the Shares;

(4)	share certificates for all issued shares in the capital of each Target Company;

(5)	duly executed forms of cancellation of all bank mandates given by each Target Company;

(6)	duly executed Intra-Group Loan Releases;

(7)	duly executed powers of attorney in the Agreed Form from the Seller in favour of the Buyer to enable the Buyer to exercise all rights attaching to the Shares until the Buyer or its nominee(s) becomes the registered holder of them;

(8)	the written resignations in the Agreed Form of each director and secretary of the Target Companies;

(9)	undertakings regarding Completion from the Seller’s Solicitors in the Agreed Form;

(10)	releases in the Agreed Form from each individual entitled to receive a portion of the MIP Payment;

(11)	to the extent not under the possession and control of any Target Company, the statutory registers and minute books, the common seal (if any), share certificate books, the certificate of incorporation and any certificates of incorporation on change of name of each Target Company;

(12)	the documents which evidence the satisfaction of the Condition in clause 2.1(A);

(13)	a certificate from a director of the Seller, in the Agreed Form, confirming that there has been no Leakage other than Permitted Leakage since the Effective Date (“Director’s Leakage Certificate”);

(14)	to the extent not under the possession and control of any Target Company, all books of account and other records relating to the business, including all insurance policies, financial and taxation records;

(15)	the security and authentication codes for the Companies House WebFiling service and Protected Online Filing Scheme for each Target Company;

(16)	any counterparty documents which require the execution of any member of the Seller’s Group or any of its Affiliates to effect the release of the Umbrella Agreement;

(17)	counterparts of the Deed of Release duly executed by the Security Trustee and the other parties thereto;

(18)	shall procure that the documents requesting the de-listing of the Target Group’s listed Eurobond loan notes shall be filed with the Channel Islands Stock Exchange within two (2) Business Days of the Completion Date;

(19)	a copy of the duly executed Deed of Retirement and Release which shall have been entered into on or prior to the date of this Agreement; and

(20)	a copy of the duly executed Termination Deed which shall have been entered into on or prior to the date of this Agreement;

(B)	the Seller shall procure that a meeting of the board of directors of the Company and of the other relevant Target Companies shall be held at which the business necessary to approve and effect the Transaction and the above matters is carried out and, in the case of the Seller, as detailed in the Completion Board Minutes.

9.3	On Completion and provided that the Seller has complied with its obligations under clause 9.2 above (subject only to the Buyer fulfilling its obligations under this clause 9.3), the Buyer shall:

(A)	pay the Consideration to the Nominated Bank Account in immediately available funds for same day value;

(B)	then invest the Liability Release Amount into the Company by (i) transferring the Liability Release Amount (less the Escrow Amount and an amount equal to the Unpaid Transaction Fees) to HSBC Bank plc as facility agent (to a bank account which shall be notified to the Buyer in writing prior to Completion) in immediately available funds for same day value; (ii) transferring an amount equal to the Unpaid Transaction Fees to the Nominated Bank Account; and (iii) paying the Escrow Amount into the Escrow Account in immediately available funds for same day value;

(C)	deliver to the Seller’s Solicitors:

(1)	those of the Transaction Documents which are to be executed by the Buyer, duly executed by the Buyer;

(2)	copies of the duly executed minutes of a meeting of each of the Buyer and the Guarantor approving the terms of the Transaction;

(3)	the documents which evidence the receipt of the Third Party Consents; and

(4)	the documents which evidence the release of the Umbrella Agreement and the Guarantees.

9.4	On Completion and subject to due compliance by the Seller with its obligations under clause 9.2 and the Buyer with its obligations under clause 9.3, the Buyer shall procure that the Company and/or the relevant member of the Target Group use the Liability Release Amount (less the Escrow Amount) to discharge the Agreed Liabilities as set out in the Funds Flow and the Buyer shall procure that the Target Group shall discharge the MIP Payment.

9.5	If on the Completion Date the Seller fails (other than by reason of a default by the Buyer) to comply with its obligations under clause 9.2, the Buyer may by notice in writing to the Seller:

(A)	defer Completion to a date not more than twenty (20) Business Days following the Completion Date (and the provisions of this clause 9.5 shall apply to Completion as so deferred);

(B)	proceed to Completion so far as practicable but without prejudice to its rights under this Agreement; or

(C)	terminate this Agreement.

9.6	If on the Completion Date the Buyer fails (other than by reason of a default by the Seller) to comply with its obligation under clause 9.3, the Seller may by notice in writing to the Buyer:

(A)	defer Completion to a date not more than twenty (20) Business Days following the Completion Date (and the provisions of this clause 9.6 shall apply to Completion as so deferred);

(B)	proceed to Completion so far as practicable but without prejudice to its rights under this Agreement; or

(C)	terminate this Agreement (without prejudice to the provisions of clause 2.7).

9.7	If this Agreement is terminated pursuant to this clause 9, clause 10 shall apply.

10.	TERMINATION

10.1	This Agreement shall only terminate in the following circumstances:

(A)	if the Conditions are not satisfied or waived by the Conditions Precedent Date;

(B)	if it is terminated under clause 9.5 or 9.6 as the case may be;

(C)	if so agreed in writing between the Buyer and the Seller; or

(D)	if clause 10.2 applies.

10.2	Either the Seller or the Buyer may terminate this Agreement if any Order by any court of competent jurisdiction or other Law of any Governmental Entity prevents or prohibits consummation of the Completion and shall have become final and non-appealable; provided, however, that neither the Seller nor the Buyer may terminate this Agreement pursuant to this clause 10.2 unless the Party seeking to so terminate this Agreement has used commercially reasonable efforts to oppose that Order or other Law or to have any of the foregoing waived or made inapplicable to the transactions contemplated by this Agreement.

10.3	Neither Party may exercise a termination right under clause 10.2 if the breach or notional breach by the other or Order or restriction in Law concerned arose by reason of its own breach of any obligations under this Agreement.

10.4	If this Agreement terminates for whatever reason then each Party’s further rights, obligations and liabilities under this Agreement shall cease immediately upon termination, except for:

(A)	each Party’s accrued rights (including the right to claim any remedy for breach or non-performance), obligations and liabilities as at the date of termination; and

(B)	the provisions of clauses 1, 10.5, 12, 14.5 and 15 to 23 (inclusive) which will continue in full force and effect.

10.5	If this Agreement terminates the Buyer shall procure that the Buyer’s Group complies with its obligations under the Confidentiality Agreement, including in relation to the return or destruction of any information pursuant to such that agreement.

11.	WARRANTIES

11.1	The Seller warrants to the Buyer that the Warranties are true and accurate at the date of this Agreement.

11.2	The Seller shall not be in breach of the Warranties and shall not be liable for any Warranty Claim if and to the extent that the fact, matter or event or circumstance giving rise to such Warranty Claim is Disclosed.

11.3	Each of the Warranties is given independently from and shall not be limited by reference to any of the others of them nor anything else contained in the Transaction Documents, save as expressly provided otherwise. The Warranties shall continue in full force and effect notwithstanding Completion.

11.4	Each Warranty which is expressed to be given in relation to the Company shall also be deemed (unless the context otherwise requires) to be given in relation to each of the other members of the Target Group as if it had been repeated with respect to each such member naming it in place of the Company throughout.

11.5	The Seller undertakes that neither it nor any Person claiming under or through it shall:

(A)	make any claim against any Target Company or any of their directors, officers or employees;

(B)	enforce any right which it may have; or

(C)	raise any defence to any Warranty Claim,

in respect of any misrepresentation, inaccuracy or omission (other than one made fraudulently) in or from any information or advice provided by any Target Company or any of their directors, officers or employees for the purpose of assisting the Seller to make any representation, give any Warranty, enter into this Agreement and/or prepare the Disclosure Letter.

11.6	Except as expressly stated otherwise, in the event of any breach of any Warranty or other statement, or non-fulfilment, non-performance or other breach of any covenant or agreement by the Seller, the amount of any Losses associated therewith will be determined without regard for any materiality, “Material Adverse Effect” or similar qualification. For the avoidance of doubt, the foregoing shall not affect the application of any materiality, “Material Adverse Effect” or similar qualification contained in any Warranty, statement, covenant or agreement for the purposes of determining whether or not a breach has occurred.

12.	LIMITATIONS

12.1	In the event that Completion occurs, except in the event of its fraud, the Seller’s liability for all Claims under or pursuant to this Agreement shall be limited to the Escrow Amount and the Buyer’s sole recourse against the Seller shall be against the balance standing to the credit of the Escrow Account. The Seller’s liability hereunder shall further be subject to the provisions of Schedule 3.

12.2	In addition to anything else provided herein, no Party shall be liable in respect of any representations, warranties, covenants, agreements, undertakings or other obligations (express, implied, statutory or otherwise) which are made or assumed or deemed to have been made or assumed by it in relation to or in connection with the subject matter hereof except for those contained and expressly given or assumed by it in this Agreement or any document in the Agreed Form to be entered into pursuant hereto and each Party hereby confirms to the others that it has not entered into this Agreement or otherwise assumed any other obligations in connection therewith in reliance on any such representation, warranty, covenant, agreement, undertaking or other obligation which are not contained or expressly given or assumed in this Agreement.

12.3	If any sum payable by the Seller in respect of any Warranty Claim shall be subject to Tax in the hands of the Buyer, the Seller shall be obliged to pay such sum as will, after such Taxation, leave the Buyer with the same amount as it would have been entitled to receive in the absence of any such Tax.

12.4	Nothing in this Agreement shall have the effect of limiting or restricting any liability of a Party arising as a result of his own fraud or fraudulent misrepresentation.

12.5	The provisions of this clause 12 shall remain in force and be fully applicable in all circumstances and in particular shall not be discharged by any breach of the Warranties or other provision of this Agreement or any other Transaction Document, whatever its nature or consequence.

13.	NO RIGHT OF RESCISSION

Notwithstanding any breach of this Agreement or the provisions of any applicable laws or regulations, but save in the event of fraud, the Buyer and the Seller agree that, following the date of this Agreement, neither will have a right (including any right under common law) to terminate or rescind this Agreement other than as provided for in clause 10 and will not be entitled to treat the other as having repudiated this Agreement.

14.	BUYER AND GUARANTOR WARRANTIES AND UNDERTAKINGS

14.1	The Buyer warrants to the Seller (and each such warranty shall be construed as a separate warranty) as follows:

(A)	the Buyer is duly incorporated in England and Wales and has full power and authority to enter into and perform this Agreement and each of the other Transaction Documents to be entered into by it and the provisions of this Agreement and each of such other Transaction Documents will, when executed, constitute valid and binding obligations on the Buyer, in accordance with their respective terms;

(B)	the Buyer has taken or will have taken by Completion all corporate action required by it to authorise it to enter into and perform this Agreement and any other documents by it pursuant to or in connection with this Agreement;

(C)	the execution and delivery of, and the performance by the Buyer of its obligations under, this Agreement and each of the other Transaction Documents to which it is a party will neither:

(1)	result in a breach of any provision of its memorandum or articles of association, byelaws or any similar constitutional document, order or judgment that applies to or binds it or any of its assets; nor

(2)	result in a material breach of any law, regulation, order, judgment or decree of any court or Governmental Entity to which it is a party or by which it is bound;

(D)	there are no:

(1)	judgments, orders, injunctions or decrees of any Governmental Entity or court or arbitration tribunal outstanding against or affecting any member of the Buyer’s Group;

(2)	lawsuits, actions or proceedings pending or, to the knowledge of the Buyer, threatened against or affecting any member of the Buyer’s Group; or

(3)	investigations by any Governmental Entity which are pending or threatened against any member of the Buyer’s Group,

and which, in any such case, could reasonably be expected to have a material adverse effect on the ability of the Buyer or the relevant member of the Buyer’s Group to execute and deliver, or perform, its obligations under this Agreement or any of the other Transaction Documents;

(E)	the Buyer will at the relevant time have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement;

(F)	the Buyer is and will be purchasing Shares under this Agreement for itself beneficially and not wholly or partly as agent for any other person outside of the Buyer’s Group; and

(G)	there is no agreement, arrangement or understanding to which any member of the Buyer’s Group or shareholder or officer or agent thereof is party (whether or not of a legally binding nature) for the Shares or any interest in the Shares or a material part of the assets and undertakings of the Target Group to be directly or indirectly sold, transferred or otherwise disposed to, or held for the benefit of any person other than a member of the Buyer.

14.2	The Guarantor warrants to the Seller (and each such warranty shall be construed as a separate warranty) as follows:

(A)	it is duly incorporated in Delaware and has full power and authority to enter into and perform this Agreement and each of the other Transaction Documents to be entered into by it and the provisions of this Agreement and each of such other Transaction Documents will, when executed, constitute valid and binding obligations on it, in accordance with their respective terms;

(B)	the Guarantor has taken or will have taken by Completion all corporate action required by it to authorise it to enter into and perform this Agreement and any other documents by it pursuant to or in connection with this Agreement;

(C)	the execution and delivery of, and the performance by it of its obligations under, this Agreement and each of the other Transaction Documents to which it is a party will neither:

(1)	result in a breach of any provision of its memorandum or articles of association, byelaws or any similar constitutional document, order or judgment that applies to or binds it or any of its assets; nor

(2)	result in a material breach of any law, regulation, order, judgment or decree of any court or Governmental Entity to which it is a party or by which it is bound;

(D)	there are no:

(1)	judgments, orders, injunctions or decrees of any Governmental Entity or court or arbitration tribunal outstanding against or affecting any member of the Buyer’s Group;

(2)	lawsuits, actions or proceedings pending or, to the knowledge of the Buyer, threatened against or affecting any member of the Buyer’s Group; or

(3)	investigations by any Governmental Entity which are pending or threatened against any member of the Buyer’s Group,

and which, in any such case, could reasonably be expected to have a material adverse effect on the ability of it or the relevant member of the Buyer’s Group to execute and deliver, or perform, its obligations under this Agreement or any of the other Transaction Documents;

(E)	the Buyer will at the relevant time have immediately available on an unconditional basis (subject only to Completion) the necessary cash resources to meet its obligations under this Agreement;

(F)	there is no agreement, arrangement or understanding to which any member of the Buyer’s Group or shareholder or officer or agent thereof is party (whether or not of a legally binding nature) for the Shares or any interest in the Shares or a material part of the assets and undertakings of the Target Group to be directly or indirectly sold, transferred or otherwise disposed to, or held for the benefit of any person other than a member of the Buyer.

14.3	The Buyer agrees that the only consents required to be obtained by it as a condition to Completion are those specified in the Conditions and that it will not seek to delay or refuse to effect Completion by reason of any other consents or approvals not having been obtained.

14.4	Termination of this Agreement shall be without prejudice to the terms of the Confidentiality Agreement which shall continue in effect in accordance with its terms.

14.5	For a period of seven (7) years following Completion, the Buyer shall, at the Seller’s cost, cause to be made available to the Seller, subject to the Seller entering into reasonable and appropriate confidentiality restrictions, all information in the possession or control of the Buyer’s Group and/or any member of the Target Group which the Seller may from time to time reasonably request relating to the business and affairs of the Target Group in order for the Seller or Related Party thereof to comply with any statutory, regulatory or contractual obligation, provided that such information is used solely for such purposes.

14.6

Without prejudice to the generality of the foregoing, for a period of eighteen (18) months following Completion, the Buyer shall cause to be made available to the Seller, subject to the Seller entering into reasonable and appropriate confidentiality restrictions, all information in the possession or control of the Buyer’s Group and/or any member of the Target Group which the Seller may from time to time reasonably request relating to the business and affairs of the Target Group in order for the Seller or Related Party thereof to prepare and file its accounts and/or tax returns. The Buyer shall bear the costs of complying with its obligations under this clause 14.6, subject to an aggregate maximum (in the case of out of pocket expenses only) of £10,000. To the extent that the Buyer’s out of pocket expenses are reasonably likely to exceed £10,000, the Buyer shall inform the Seller of the same and to the extent that the Seller confirms that it still requires the Buyer to provide the relevant information, then the Seller shall reimburse the Buyer for any such reasonable out of pocket expenses in excess of £10,000. The Seller shall not be obliged to reimburse or compensate the Buyer for any internal costs or employee time incurred by the Buyer or any of its Affiliates (including the Target Group).

15.	GUARANTEE

15.1	In consideration of the Seller entering into this Agreement, the Guarantor unconditionally and irrevocably guarantees to the Seller the due and punctual performance, observance and discharge by the Buyer of all the Guaranteed Obligations if and when they become performable or due under this Agreement and agrees if any of the Guaranteed Obligations is or becomes unenforceable, invalid or illegal to indemnify the Seller immediately on demand against all reasonable Loss which it may suffer through or arising from any act or omission which would be a breach by the Buyer of the Guaranteed Obligations if the relevant Guaranteed Obligation were not unenforceable, invalid or illegal, to the extent of any limit on the liability of the Seller in this Agreement.

15.2	If and whenever the Buyer defaults for any reason whatsoever in the performance of any of the Guaranteed Obligations the Guarantor shall immediately upon written demand by the Seller, unconditionally perform (or procure the performance of) and satisfy (or procure the satisfaction of) the Guaranteed Obligations in regard to which such default has been made in the manner prescribed by this Agreement and so that the same benefits shall be conferred on the Seller as it would have received if the Guaranteed Obligations had been duly performed and satisfied by the Buyer.

15.3	The guarantee in this clause 15 is and shall at all times be a continuing guarantee and accordingly is to remain in force until all the Guaranteed Obligations shall have been performed or satisfied in full. The guarantee in this clause 15 is in addition to and shall not prejudice nor be prejudiced by any other guarantee, indemnity, other security or right against any party which the Seller may have for the due performance of obligations under this Agreement.

15.4	Notwithstanding clause 15.8 below, the liability of the Guarantor under the guarantee in this clause 15 shall not be impaired, reduced, released, discharged or otherwise affected by:

(A)	any time or indulgence or concession which the Seller may grant to the Buyer or any other person;

(B)	any variation of the terms of the Guaranteed Obligations;

(C)	any forbearance, neglect or delay in seeking performance of the Guaranteed Obligations;

(D)	the illegality, invalidity or unenforceability of, or any defect in, any provision of this Agreement or the Buyer’s obligations under it;

(E)	any insolvency or similar proceedings;

(F)	any act or omission, matter or thing which would have discharged or affected the liability of the Guarantor had it been a principal debtor instead of a guarantor or indemnifier;

(G)	any other fact or event or anything done or omitted by any person which, but for this provisions, would or might operate or exonerate or constitute or afford a legal or equitable discharge or release or a defence to the Guarantor or otherwise reduce or extinguish its liability under the guarantee; or

(H)	any legal limitation, disability or incapacity or other circumstances relating to the Buyer including without limitation its liquidation, dissolution, the appointment of a receiver, administrative receiver or administrator over any of its business, assets or property, a change of its control or the amalgamation, reconstruction or reorganisation of the Buyer, or its entering into a voluntary arrangement with its creditors (or the occurrence of any analogous event in or outside of England),

15.5	The Guarantor waives any right it may have to require the Seller (or any trustee or agent on its behalf) to proceed against or enforce any other right or claim for payment against any person before claiming from the Guarantor under this clause 15.

15.6	The Guarantor agrees that any of the Guaranteed Obligations (including any moneys payable) which may not be enforceable against or recoverable from the Buyer by reason of any legal limitation, disability or incapacity on or of the Buyer or the dissolution, amalgamation, reconstruction or reorganisation of the Buyer or any other fact or circumstance (other than any limitation imposed by this Agreement) shall nevertheless be enforceable against and recoverable from the Guarantor as though the same had been incurred by the Guarantor and the Guarantor were the sole or principal obligor in respect thereof and shall be performed or paid by the Guarantor on demand.

15.7	Until all the Guaranteed Obligations have been irrevocably performed or satisfied and, unless the Buyer otherwise directs, the Guarantor shall not exercise any rights which it may have by reason of performance by it of its obligations under this clause 15.

15.8	Save as set out in clause 15.4, the Guarantor’s liability under this clause 15 shall not at any time be greater than the liability of the Buyer to the Seller under this Agreement and the Guarantor shall be entitled to the same legal rights, remedies and defences as might be available to the Buyer, and for the avoidance of doubt the Guarantor shall, under no circumstances, be required to make any payment in excess of: (i) £35,000,000, plus any applicable Default Interest in respect of the Break Fee and/or (ii) the Liability Release Amount plus any applicable Default Interest in respect of the Liability Release Amount, except to the extent that, in either case, the Guarantor fails to comply with its obligations under this Agreement.

16.	FURTHER ASSURANCE

Without prejudice and in addition to the other provisions of this Agreement (whether express or implied by law), the Seller shall from time to time and at its own expense, promptly do (or procure to be done) all such other things and/or execute and deliver (or procure to be executed and delivered) all such other documents as the Buyer may require and in a manner or form satisfactory to the Buyer to give full effect to, and to secure to the Buyer the full benefit of the rights and remedies conferred on it by the Transaction Documents

17.	ASSIGNMENT

17.1	Subject to clause 17.2 and 17.3, no Party shall assign, novate, transfer, charge, hold on trust or otherwise deal with any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it, without the prior written consent of the other Party.

17.2

Subject to clause 17.4, either Party may, without the consent of the other Party, assign the benefit of all or any of its rights under this Agreement and/or any other benefit arising under or out of this Agreement from time to time to any of its Affiliates provided that, if such assignee ceases to be an Affiliate of the assigning Party, that assigning Party will procure that all benefits that have been assigned to such Affiliate are re-assigned to the assigning Party immediately before such cessation and provided further that the liability of the non-assigning Party shall not be increased as a result of such assignment. The Seller may not assign its rights hereunder prior to Completion.

17.3	The Seller acknowledges that the Buyer will novate this Agreement to another member of the Buyer’s Group prior to Completion and the Seller agrees that it will co-operate with the Buyer to execute all necessary documents in respect of such novation.

17.4	The Guarantor will not assign or novate its obligations under this Agreement.

17.5	This Agreement will be binding on and enure for the benefit of the successors and permitted assigns of the Parties.

18.	ANNOUNCEMENTS

18.1	Save in respect of statutory returns or matters required to be disclosed by Law or by the rules of an applicable recognised investment exchange, no Party (or their professional advisers) shall make any press statement, announcement, communication or circular in connection with this Agreement or the Transaction generally without the prior written approval of the text of such statement, announcement, communication or circular by the other Parties.

18.2	The Party with an obligation to make an announcement or communication or issue a circular (or whose holding company has such an obligation) shall consult with the other Party (or shall procure that its holding company consults with the other party) insofar as is reasonably practicable before complying with such an obligation.

18.3	The Parties will agree to make a joint announcement regarding the Transaction at Completion in the Agreed Form.

18.4	The Seller acknowledges that the Guarantor is obliged to make a public disclosure regarding the Transaction and file this Agreement with United States Securities and Exchange Commission.

19.	CONFIDENTIALITY

19.1	Without prejudice to the Confidentiality Agreement, each Party will treat, and will procure that each of its Affiliates will treat, as strictly confidential and will not disclose any information received or obtained by it as a result of entering into or performing its obligations under this Agreement or any of the other Transaction Documents which relates to the negotiations relating to this Agreement or any of the other Transaction Documents or any document referred to in any of them.

19.2	Notwithstanding clause 19.1, any Party may disclose information which would otherwise be confidential under the provisions of clause 19.1 if and to the extent that:

(A)	the information is already in the public domain or becomes publicly available (other than as a result of a breach by a Party of its obligations under this Agreement or otherwise);

(B)	the disclosure is required for the purposes of stamping, by the law of any relevant jurisdiction or for the purpose of any judicial proceedings or quasi-judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement;

(C)	the disclosure is required by any Governmental Entity to which any Party is subject or submits, wherever situated (including the HMRC) and whether or not the requirement for information has the force of law;

(D)	the information is disclosed on a strictly confidential, need-to-know basis to the employees, professional advisers, auditors and bankers of such Party;

(E)	the disclosure is necessary or desirable for the purpose of proposing, sanctioning or implementing the Scheme of Arrangement;

(F)	the Seller has given its prior written approval to the disclosure (in the case of disclosure by the Buyer) or the Buyer has given such prior written approval (in the case of disclosure by the Seller), as the case may be;

(G)	the information is independently developed after Completion; or

(H)	it does so to an Affiliate of that Party PROVIDED THAT, notwithstanding such disclosure, the Party making such disclosure will remain fully and completely liable to each other Party in accordance with the provisions of clause 19.2.

20.	NOTICES

20.1	Any notice or other communication desired to be given or made hereunder may be given or made to a party at the address set forth in clause 20.2 by:

(A)	personally delivering the same;

(B)	sending the same by courier using an internationally recognised courier company; or

(C)	or electronic mail (“email”) (with receipt confirmed by the recipient).

20.2	For the above purposes, a notice or other communication must be given as provided in clause 20.1:

(A)	to the Seller at Charter Court, 50 Windsor Road, Slough, Berkshire, SL1 2EJ, United Kingdom (email: paul.boyle@airwavesolutions.co.uk), (or such other address or email address as the Seller shall notify the other Parties from time to time in writing for this purpose) with a copy to be sent to the Seller’s Solicitors to the attention of Ben Larkin (email: blarkin@jonesday.com) shall be good and sufficient notice; and

(B)	to the Buyer and the Guarantor at Motorola Solutions, Inc., 1303 E. Algonquin Road, Schaumburg, Illinois 60196, USA, Attention: Senior Vice President, Business Development (email: michael.annes@motorolasolutions.com), with copies (which shall not constitute notice) to:

(1)	Motorola Solutions, Inc., 1303 E. Algonquin Road, Schaumburg, Illinois 60196, USA, Attention: General Counsel (email: mark.hacker@motorola solutions.com);

(2)	Winston & Strawn LLP, 35 West Wacker Drive, Chicago, Illinois 60601, United States of America, Attention: Matt Costigan (email: mcostiga@winston.com);

(3)	Winston & Strawn London LLP, 1 Ropemaker Street, London EC2Y 9AW, Attention: Nicholas Usher (email: nusher@winston.com),

or such other addresses or email addresses as the Buyer shall notify the Seller from time to time in writing for this purpose) shall be good and sufficient notice.

20.3	Any notice or other communication sent by post as aforesaid shall be deemed to have been received on the second Business Day after the posting of the same (or on the third Business Day if sent to or from abroad) and if personally delivered or sent by email shall be deemed to have been received on delivery or despatch if sent on a Business Day or (if not so delivered or sent) on the first Business Day thereafter, subject, in the case of an email, to the sender receiving a confirmation of receipt from the recipient.

21.	GENERAL

21.1	Subject only to any deemed amendment to, or severance of, any provision of this Agreement pursuant to clause 21.2, no amendment or variation of the terms of this Agreement will be effective unless it is made or confirmed in a written document signed by or on behalf of all of the Parties.

21.2	If any provision of this Agreement shall be held to be illegal, invalid or unenforceable, in whole or in part, by reason of any provision of applicable law, such provision will be deemed to be modified or deleted to the extent necessary to render it legal, valid and enforceable and to give effect to the commercial intention of the Parties. If no such modification or deletion is possible, then such provision shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability if the remainder of this Agreement shall, subject to any deletion or modification made pursuant to this clause 21.2, not be affected.

21.3	The obligations and liabilities of a Party shall not be prejudiced, released or affected by any time, forbearance, indulgence, release or compromise given or granted by any person to whom such obligations and liabilities are owed or by any other person to such Party or any other Party so obliged or liable nor by any other matter or circumstance which (but for this clause 21.3) would operate to prejudice, release or affect any such obligations except by an express written release by all the Parties to whom the relevant obligations and liabilities are owed or due.

21.4	Any release, delay or waiver by any Party in favour of another of any (or any part of any of) its rights under this Agreement will only be binding if it is given in writing. Any binding release, delay or waiver will:

(A)	be confined to the specific circumstances in which it is given; and

(B)	not affect any other enforcement of the same right or the enforcement of any other right by or against any of the Parties.

21.5	This Agreement may be executed in any number of counterparts, and by the Parties on separate counterparts, but will not be effective until all the Parties have executed at least one counterpart. All the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

21.6	Save as expressly set out in this Agreement, every payment payable under this Agreement by a Party will be made in full without any set off, counterclaim, restriction or condition, however arising and will be free and clear of, and without deduction of or withholding for (save as may be required by law or as otherwise agreed) or on account of, any amount. No Party shall be entitled to set off any amount or Claim or otherwise against the monies owed to it, whether on Completion or at any time thereafter.

21.7	Payment of a sum in accordance with clause 21.6 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer’s obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

21.8	So far as it remains to be performed, this Agreement will continue in full force and effect after Completion.

21.9	If any sum due for payment under or in accordance with this Agreement is not paid on the Due Date, the Party in default shall pay Default Interest on that sum from but excluding the Due Date to and including the date of actual payment.

21.10	Except where expressly provided to the contrary, the rights and remedies reserved to any Party under any provision of this Agreement or any of the other Transaction Documents shall be in addition and without prejudice to any other rights or remedies available to such Party by statute, common law or otherwise.

21.11	The Parties do not intend that any term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party and the consent of any person who is not a Party shall not be required for the amendment, variation or termination of this Agreement.

21.12	For the avoidance of doubt, any stamp duty (including any interest and penalties), registration and transfer taxes or duties payable in connection with the transfer of the Shares and the Liability Release Amount (if any) shall be payable by the Buyer. The Buyer shall be responsible for arranging the payment of such stamp duty (including any interest and penalties), registration and transfer taxes or duties, including fulfilling any administrative or reporting obligation imposed in connection with such payment.

21.13	Subject to the provisions of clause 9, each Party shall pay its own costs and expenses in connection with the preparation, negotiation and carrying into effect of this Agreement and the other Transaction Documents.

21.14	Each Party acknowledges, after due and careful consideration, that:

(A)	it is not entering into any of the Transaction Documents in consequence of or in reliance on any unlawful communication (as defined in section 30(1) of FSMA) made by any other Party or such other Party’s professional advisers;

(B)	except as expressly provided in this Agreement, it is entering into this Agreement solely in reliance on its own commercial assessment and investigations and advice from its own professional advisers; and

(C)	the other Parties are entering into this Agreement in reliance on the acknowledgements given in this clause 21.14

21.15	This Agreement, together with the Confidentiality Agreement and the other Transaction Documents and other documents to be executed pursuant hereto or referred to herein contain the whole agreement between the Seller and the Buyer relating to the sale and purchase of the Shares to the exclusion of any terms implied by law which may be excluded by contract and supersede any previous written or oral agreement between the Seller and the Buyer in relation to the sale and purchase of the Shares.

21.16	Nothing in clause 21 excludes or limits any liability for fraud.

22.	APPOINTMENT OF PROCESS AGENT

22.1	Each Party (original or by assignment) which is not resident or incorporated in England agrees to appoint a process agent (being the London office of a firm of lawyers or a company incorporated in England) as its agent to accept service of process in England in any legal action or proceedings arising out of this Agreement and/or any other Transaction Document, service upon whom shall be deemed completed whether or not forwarded to or received by relevant Party.

22.2	Each Party (original or by assignment) shall inform the other Parties in writing of any change of address of such process agent within ten (10) Business Days of such change.

22.3	If such process agent ceases to be able to act as such or to have an address for service of proceedings in England, the relevant Party hereby irrevocably agrees to appoint a new process agent in England acceptable to the other Parties (as evidence by the acknowledgement in writing) and to deliver to the other Parties (within five (5) Business Days of its appointment) a certified copy of the written acceptance of appointment by the new process agent.

22.4	Nothing in this Agreement shall affect the right to serve process in any other manner permitted by law or the right to bring proceedings in any other jurisdiction for the purposes of the enforcement or execution of any judgment or other settlement in any other courts.

22.5	The Guarantor hereby appoints the Buyer as its process agent for the purpose of this clause.

23.	GOVERNING LAW

23.1	This Agreement and the documents to be entered into pursuant to it, save as expressly referred to therein, and any non-contractual obligations arising out of or in connection with the Agreement and such documents shall be governed by and construed in accordance with English law.

23.2	Each Party irrevocably agrees that the Courts of England shall have exclusive jurisdiction in relation to any claim, dispute or difference arising out of or in connection with this Agreement and the documents to be entered into pursuant to it and that accordingly any proceedings arising out of or in connection with this Agreement and the documents to be entered into pursuant to it shall be brought in such courts.

23.3	Each Party irrevocably submits to the jurisdiction of such courts and waives any right that it may have to object to an action being brought in those Courts, to claim that the action has been brought in an inconvenient forum or to claim that those Courts do not have jurisdiction.

23.4	Each Party agrees that, without preventing any other mode of service, any document in an action (including a claim form or any other document to be served under the Civil Procedure Rules) may be served on any Party by being delivered to or left for that Party at its address for service of notices under clause 20 and each Party undertakes to maintain such an address at all times in the United Kingdom and to notify the other Party in advance in accordance with clause 20 of any change from time to time of the details of such address.

EXECUTION

The Parties have executed this Agreement on the date first mentioned above as evidence of their agreement to its terms.

Signed by Stephen G. Hurrell on behalf of GUARDIAN DIGITAL COMMUNICATIONS HOLDINGS LIMITED:	/s/ Stephen G. Hurrell
Director

Signed by Michael D. Annes on behalf of MOTOROLA SOLUTIONS OVERSEAS LIMITED:	/s/ Michael Annes
Authorised Signatory

Signed by Michael D. Annes on behalf of MOTOROLA SOLUTIONS, INC:	/s/ Michael Annes
Authorised Signatory

SCHEDULE 1

THE WARRANTIES

Part A

General Warranties

1.	THE SELLER

1.1	The Seller is duly incorporated and validly existing in the United Kingdom.

1.2	The Seller has full power and authority to enter into and perform this Agreement and each of the other Transaction Documents to be entered into by it. The provisions of this Agreement and each of such other Transaction Documents will, when executed, constitute valid, legal and binding obligations on the Seller, in accordance with their respective terms.

1.3	The Seller has taken or will have taken by Completion all corporate action required by it to authorise it to enter into and perform this Agreement and any other documents by it pursuant to or in connection with this Agreement.

1.4	The execution and delivery of, and the performance by the Seller of its obligations under, this Agreement and each of the other Transaction Documents to which it is a party will neither:

(A)	result in a breach of any provision of its memorandum or articles of association, byelaws or any similar constitutional document, order or judgment that applies to or binds it or any of its assets; nor

(B)	result in a material breach of any law, regulation, order, judgment or decree of any court or Governmental Entity to which it is a party or by which it is bound.

1.5	There are no:

(A)	judgments, orders, injunctions or decrees of any Governmental Entity or court or arbitration tribunal outstanding against or affecting any member of the Seller’s Group;

(B)	lawsuits, actions or proceedings pending or, to the knowledge of the Seller, threatened against or affecting any member of the Seller’s Group; or

(C)	investigations by any Governmental Entity which are pending or threatened against any member of the Seller’s Group,

and which, in any such case, could reasonably be expected to have a material adverse effect on the ability of the Seller or the relevant member of the Seller’s Group to execute and deliver, or perform, its obligations under this Agreement or any of the other Transaction Documents

2.	THE SHARES AND THE TARGET COMPANIES

2.1	Each Target Company is duly incorporated, validly existing and in good standing in the jurisdiction of its incorporation. The Dubai branch of Airwave Solutions was duly established and is validly existing.

2.2	All the Shares and all of the shares in each of the Subsidiaries are fully paid or properly credited (under the applicable legislation in the jurisdiction of incorporation of the relevant Target Company) as fully paid.

2.3	The Seller is the sole legal and beneficial owner of the Shares and, without limitation to paragraph 1.2 of this Schedule, has the full right, power and authority to sell and transfer all of the Shares free from all Encumbrances as at Completion and with Full Title Guarantee to the Buyer pursuant to this Agreement.

2.4	The Shares constitute the whole of the issued and allotted share capital of the Company.

2.5	The Company is the sole legal and beneficial owner of the whole of the allotted and issued share capital of each of the Subsidiaries.

2.6	The Subsidiaries are the only subsidiaries of the Company.

2.7	Each of the Antelope Companies are dormant, non-trading companies and have no liabilities (actual or contingent) to any person.

2.8	No person has any right to require, at any time, the transfer, creation, issue or allotment of any share, loan capital or other securities (or any rights or interest in them) of any Target Company and no Target Company has agreed to confer any such rights, and no person has claimed any such right.

2.9	The Shares are not subject to voting restrictions and there are no agreements to which a Target Company or any other person is bound with respect to voting or the registration of the Shares.

2.10	No Encumbrance has been granted to any person or otherwise exists affecting:

(A)	the Shares or any issued shares of the Subsidiaries; or

(B)	any unissued shares, debentures or other unissued securities of any Target Company.

No commitment to create any such Encumbrance has been given, nor has any person claimed any such rights.

2.11	No Target Company:

(A)	holds or beneficially owns, or has agreed to acquire, any shares, loan capital or any other securities in any company (other than the Subsidiaries); or

(B)	has at any time had any subsidiaries or subsidiary undertakings, other than the Subsidiaries; or

(C)	is, or has agreed to become, a member of any partnership or other unincorporated association, joint venture or consortium (other than recognised trade associations); or

(D)	controls or takes part in the management of any company or business organisation (other than the Subsidiaries), nor has it agreed to do so; or

(E)	has any branch or permanent establishment, outside its country of incorporation.

2.12	No Target Company has at any time:

(A)	purchased, redeemed, reduced, forfeited or repaid any of its own share capital; or

(B)	given any financial assistance in contravention of any applicable law or regulation; or

(C)	allotted or issued any securities that are convertible into shares.

2.13	No shares in the capital of any Target Company has been issued, and no transfer of any such shares has been registered, except in accordance with all applicable laws and the memorandum and articles of association (or equivalent document) of the Company or the relevant Subsidiary (as the case may be) and all such transfers have been duly stamped (where applicable).

2.14	The information in respect of the Company set out in Schedule 4 is accurate in all material respects.

2.15	The information in respect of each of the Subsidiaries set out in Schedule 5 is true, complete and accurate in all material respects.

2.16	There are no outstanding liabilities or Indebtedness and no outstanding contracts, commitments or arrangements between the German Subsidiary and any other member of the Target Group.

3.	CONSTITUTION

3.1	There is attached to the Disclosure Letter a copy of the memorandum and articles of association, byelaws or any similar constitutional document of each Target Company. Such copy documents are true, accurate and complete in all respects and fully set out all the rights and restrictions attaching to each class of shares in the capital of each Target Company as at Completion.

3.2	The statutory books (including all registers and minute books) of each Target Company have been properly kept, up to date and contain a complete and accurate record of the matters which should be dealt with in them and, no written notice or allegation that any of them is incorrect or should be rectified has been received by any Target Company.

3.3	All dividends or distributions declared, made or paid by any of Target Company has been declared, made or paid in accordance with its memorandum and articles of association (or equivalent document), all applicable laws and regulations and any agreements or arrangements made with any third party regulating the payment of dividends and distributions.

3.4	Except as granted to employees of the Target Group, there are no powers of attorney granted by any Target Company which are currently in force. No person (other than employees of the Target Group) is entitled or authorised in any capacity to bind or commit any Target Company to any obligation outside the ordinary course of the business.

4.	EFFECT OF SALE OF SHARES

4.1	Neither the acquisition of the Shares by the Buyer, nor compliance with the terms of this Agreement will:

(A)	cause any Target Company to lose the benefit of any asset or privilege it presently enjoys, (other than any asset or privilege enjoyed as a result of being part of the Seller’s Group); or

(B)	relieve any person of any obligation to any of the Target Companies (whether contractual or otherwise), or enable any person to determine any such obligation or any right or benefit enjoyed by the Target Companies, or to exercise any other right in respect of the Target Companies; or

(C)	result in any customer, client or supplier being contractually entitled to cease dealing with the Target Companies, or reducing its level of business, or changing the terms on which it deals, with the Target Companies; or

(D)	result in the Loss or impairment of, or any default under, any licence, authorisation or consent required by the Target Companies for the purposes of the business; or

(E)	result in the creation, imposition, crystallisation or enforcement of any Encumbrance on any of the assets of the Target Companies; or

(F)	result in any present or future indebtedness of the Target Companies becoming due and payable, or capable of being declared due and payable, prior to its stated maturity date, or cause any financial facility to be terminated or withdrawn; or

(G)	entitle any person to receive from the Target Companies any finder’s fee, brokerage or other commission in connection with the Transaction; or

(H)	give rise to, or cause to become exercisable, any right of pre-emption over the Shares; or

(I)	entitle any person to acquire, or affect the entitlement of any person to acquire, shares in the Target Companies,

4.2	All liabilities of the Target Group to make any payment to any adviser or other professional services firm in respect of the period prior to the Effective Date have been discharged in full. No Target Company has, and will not at Completion have, any liability to make any payment to any adviser or other professional services firm in connection with the Transaction (including any advisers to the Lenders, MEIF II, the Seller or the Ad-Hoc Committee), save as set out in the Advisers Pay-off Letters.

4.3	The Seller will comply at all times between the date of this Agreement and the Completion Date with its obligations under clause 7.1(E)(35).

5.	SOLVENCY

5.1	No order has been made and no resolution has been passed for the winding up of any Target Company or for a provisional liquidator or manager to be appointed in respect of any Target Company and no petition has been presented and no meeting has been convened for the purpose of considering the winding up of any Target Company.

5.2	No administration order has been made and, so far as the Seller is aware, no petition for such an order has been presented in court in respect of any Target Company.

5.3	No distress, execution or other process has been levied or enforced on, and no creditor or encumbrancer has taken control of, any goods or assets of any Target Company.

5.4	No Target Company is, nor has admitted itself to be, insolvent or unable to pay its debts as they fall due, nor has it failed to pay its debts when due, nor is it otherwise liable to be found unable to pay its debts, in each case within the meaning of section 123(1) of the Insolvency Act 1986 (the “Insolvency Act”).

5.5	No unsatisfied judgment is outstanding against any Target Company.

5.6	None of the events referred to in paragraph 5.1 to paragraph 5.5 has occurred in relation to the Seller.

6.	FINANCIAL MATTERS AND BOOKS AND RECORDS

6.1	The Accounts (other than the individual accounts of German Subsidiary and the Antelope Companies):

(A)	have been prepared in accordance with IFRS;

(B)	comply with the requirements of the Companies Act 2006 and all other applicable law and regulations in the UK or any other jurisdiction in which the Company or any of its Subsidiaries does business;

(C)	show a true and fair view of the assets, liabilities, financial position and profit or loss of the Target Group as at each of the Balance Sheet Date, 30 June 2014 and 30 June 2013 for the accounting reference periods ended on such dates;

(D)	(save as the Accounts expressly disclose) are not materially affected by any extraordinary, exceptional or non-recurring items.

6.2	All necessary books of account, ledgers and financial records have been properly and accurately kept and completed by each Target Company, are under the control of the Target Group and reflect, as required by applicable law, the assets and liabilities (actual and contingent) of that Target Company.

6.3	The Accounts (other than the individual accounts of German Subsidiary and the Antelope Companies) in all material respects comply with the following:

(A)	make proper and adequate provision for all bad and doubtful debts, obsolete or slow-moving stocks and for depreciation on fixed assets;

(B)	do not overstate the value of current or fixed assets;

(C)	do not understate any liabilities (whether actual or contingent); and

(D)	contain either provision adequate to cover, or full particulars in notes of, all taxation (including deferred taxation) and other liabilities (whether quantified, contingent, disputed or otherwise) of the Target Companies as at the relevant dates.

6.4	No Target Company has any liabilities other than as disclosed in the Accounts, or incurred in the ordinary and proper course of business.

6.5	The Accounts (other than the individual accounts of German Subsidiary and the Antelope Companies) have been prepared using the same accounting policies and estimation techniques as those adopted and applied in preparing the audited accounts of the Target Companies in the last three (3) years.

6.6	The Accounts (other than the individual accounts of German Subsidiary and the Antelope Companies) have been audited by an individual or firm registered to act as auditors in the UK and the auditor’s report thereon is unmodified.

6.7	Since the Effective Date, no Target Company:

(A)	paid or declared (whether actual or deemed) any dividend or other distribution of capital, income or profit or repurchased, redeemed or returned any share or loan capital to any member of the Seller’s Group or any lender to any Target Group Company;

(B)	transferred, disposed or surrendered any asset to any member of the Seller’s Group;

(C)	assumed, indemnified or incurred any liability to benefit any member of the Seller’s Group;

(D)	granted a waiver, forgiven or discounted in favour of any member of the Seller’s Group any sums due by that member of the Seller’s Group to a Target Company;

(E)	granted any loan to any member of the Seller’s Group;

(F)	made any payment to any member of, or third party lender to, the Seller’s Group;

(G)	paid any management or similar fee to any member of the Seller’s Group;

(H)	agreed to do or permit any of the acts or matters set out in sub-clauses (A) to (G) above; or

(I)	paid or incurred any liability to pay any Tax paid as a result of the acts or matters set out in sub-clauses (A) to (G) above.

6.8	The Management Accounts fairly reflect in all material respects the assets and liabilities of the Target Group at the dates to which they have been prepared and its profits or losses over the period from the Balance Sheet Date to the dates to which they have been prepared. The individual accounts of the German Subsidiary and the Antelope Companies fairly reflect in all material respects the assets and liabilities of the companies to which they relate at the dates to which they have been prepared and its profits or losses over the period in respect of which they have been prepared.

6.9	Since the Balance Sheet Date:

(A)	the business of each Target Company has been carried on in the ordinary course and so as to maintain it as a going concern;

(B)	no Target Company has made or agreed to make any payment or entered into material transaction or commitment or incurred any liability, in excess of £100,000 except in the ordinary course of business;

(C)	no Target Company has acquired or disposed of or agreed to acquire or dispose of any business or any material asset (being those assets worth £100,000 or more) other than trading stock in the ordinary course of trading;

(D)	no dividend or distribution (whether in cash, stock or in kind) of capital or income has been declared, made or paid by or in respect of any share capital or assets of any Target Company (save for dividends or distributions to another Target Company);

(E)	neither the Company nor any of the Subsidiaries has borrowed or raised any money or given or taken any form of financial security;

(F)	except in the ordinary course of business, no capital expenditure has been incurred on any individual item by the Company or any of the Subsidiaries in excess of £100,000 and neither the Company nor any of the Subsidiaries has acquired, invested or disposed of (or agreed to acquire, invest or dispose of) any individual item in excess of £100,000;

(G)	there has been no abnormal increase or reduction of stock-in-trade;

(H)	none of the stock-in-trade reflected in the Accounts has realised an amount less than the value placed on it in the Accounts;

(I)	the Seller has not, and no member of the Seller’s Group or the Target Group has, exercised any right under the Credit Agreement or any other document or agreement to consent to (or give any waiver in respect of) the transfer of any debt interests relating to sums borrowed or available for borrowing under the Credit Agreement by any Lender to another Person (whether to a third party or any Affiliate of such Lender);

(J)	has entered into any mobile virtual network operator contracts;

(K)	each Target Company has paid its creditors within the times agreed with them and there has been no change in the manner or timing of the invoicing or debt collection of any Target Company; and

(L)	no shareholder resolutions of the Target Companies have been passed other than as routine business.

7.	FINANCIAL COMMITMENTS AND BORROWINGS

7.1	There is contained in or attached to the Disclosure Letter:

(A)	full particulars of all Indebtedness of each Target Company, including, without limitation, all loan and revolving credit or overdraft facilities of each Target Company and all material documents relating to each such facility; and

(B)	full particulars of all the bank accounts of each Target Company, showing, in respect of the UK bank accounts, the position as at the day immediately preceding the date of this Agreement and, in respect of the German bank accounts, the position as at the day two (2) days prior to the date of this Agreement.

7.2	No Target Company has received written notice or is otherwise aware of the occurrence of any event which is continuing and has resulted in any present or future Indebtedness of any Target Company becoming due and payable whether by virtue of the stated maturity date of the Indebtedness having been reached or otherwise or any Encumbrance granted by or over any property or assets of any Target Company becoming enforceable.

7.3	Other than Indebtedness under the Credit Agreement which will be extinguished in accordance with the terms of the Scheme, no member of the Target Group has at the date of this Agreement any outstanding Indebtedness nor at Completion will have any outstanding Indebtedness (including to another member of the Target Group) other than in connection with the lease of motor vehicles, replacement of Site Properties and any other Indebtedness incurred in the ordinary course of trading in excess of £100,000 per annum.

7.4	Save as set out or referred to in any of the Transaction Documents, no Target Company has created nor has it agreed to create and nor is there subsisting any Encumbrance over all or any of its property, assets, undertaking, goodwill, reserves or share capital.

7.5	No Indebtedness is due and payable and no Encumbrance over any of the assets of the Company or any of the Subsidiaries is now enforceable, whether by virtue of the stated maturity date of the Indebtedness having been reached or otherwise.

7.6	No Encumbrance, guarantee, indemnity or other similar security arrangement has been given or entered into by any Target Company or any third party in respect of any Indebtedness or other obligations of any Target Company, nor has any such person agreed to do so.

7.7	No Target Company has given or entered into, or agreed to give or enter into, any Encumbrance, guarantee, indemnity or other similar security arrangement in respect of the indebtedness of, or the default in the performance of any obligation by, of any other person.

7.8	No Target Company has:

(A)	factored or discounted any of its debts; or

(B)	engaged in financing of a type which would not need to be shown or reflected in the Accounts; or

(C)	waived any right of set-off it may have against any third party.

7.9	No Target Company has any outstanding loan capital, or has lent any money in excess of £25,000 that has not been repaid, and there are no debts owing to any Target Company other than debts that have arisen in the normal course of business.

7.10	The debts owing to any Target Company are reflected in the Accounts, and all debts subsequently recorded in the books of each Target Company since 30 June 2015:

(A)	have been realised, or are reasonably likely within six (6) months after the date of this Agreement to be realised, in cash their full amount as included in those Accounts or books;

(B)	have not been outstanding (in whole or in part) for more than three (3) months from its due date for payment; and

(C)	are not subject to any right of set-off or counterclaim.

7.11	No Target Company is subject to any arrangement for receipt or repayment of any grant, subsidy or financial assistance from any government department or other body.

7.12	Neither the Company nor the Seller has received written notice from any Finance Party (as such term is defined in the Credit Agreement) that an Event of Default (as such term is defined in the Credit Agreement) has occurred under the Credit Agreement where such Event of Default is continuing.

7.13	No Target Company has any liability to any member of the ad-hoc committee of Lenders established pursuant to the Ad Hoc Committee Letter, which committee comprises, at the date of this Agreement, HSBC Bank plc, Lloyds Bank plc, FMS Wertmanagement AöR, KSAC Europe Investments S.á r.l. CVP Airguard SPV LLC and Silver Point Capital, L.P., each in their capacity as a member of such ad hoc committee.

“Ad Hoc Committee Letter” means the letter dated 12 May 2015 from the original members of the ad hoc committee to the Seller (as amended and restated from time to time).

8.	CONTRACTS

8.1	As at the date of this Agreement, the Disclosure Letter contains: (i) details of, or (ii) has attached to it copies of, or (iii) CDR reference numbers (where copies cannot be provided), of all the Material Customer Contracts, the Material Supplier Contracts, the Police Service Contracts, any other customer contracts that have a contract value in excess of £5,000,000 and any other supplier contracts that have a per annum value of £1,000,000 or more (together the “Contracts”).

8.2	As at the date of this Agreement, no Target Company is party to nor liable in respect of any Contract, covenant, commitment or arrangement (save for the Credit Agreement and the Management Fee Deed) which:

(A)	is made otherwise than in the ordinary course of the business of the relevant Target Company as now carried on; or

(B)	so far as the Seller is aware, in respect of which any party to the Contract has not materially performed and complied with its obligations other than in respect to service level agreements, service credits or liquidated damages which are incurred in the ordinary course of business under those Contracts;

(C)	involves partnership, joint venture, consortium, trade association or society or any related agreement or arrangement;

(D)	involves any offer or tender or the like of £1,000,000 or more given or made by the relevant Target Company which is still outstanding and capable of giving rise to a contract merely by the unilateral act of a third party ;

(E)	is a Contract which may be terminated as a result of a change in control of any of the Target Companies;

(F)	cannot be readily fulfilled by the relevant Target Company on time and without undue or unusual expenditure of money and/or effort;

(G)	is not on arm’s length terms;

(H)	is for the supply of goods and/or services by or to any Target Company and is for an aggregate value of £1,000,000 or more, on terms under which retrospective or future discounts, price reductions or other financial incentives are given; or

(I)	is a finance lease, hire purchase, rental or credit sale agreement or which otherwise provides for the purchase or right to purchase any asset by instalment payments and is for an aggregate value of £100,000 or more, other than in respect of the lease of motor vehicles and the replacement of Site Properties.

8.3	There are no outstanding or on-going negotiations of material importance to business, profits or assets of any of the Target Companies, or any outstanding quotations or tenders for a contract that, if accepted, would give rise to a Contract, or a contract of any other type as referred to in paragraph 8.1 above.

8.4	Each Contract is in full force and effect and binding on the parties to it and is enforceable in accordance with its terms.

8.5	No Company, nor so far as the Seller is aware any other counterparty is (or will, with the lapse of time, be) in default of:

(A)	any Contract; or

(B)	any other agreement, arrangement, undertaking or commitment a default of which would be material having regard to the trading, profits or financial position of the Target Companies.

No such default has been threatened in writing (or, as far as the Seller is aware, threatened orally) and there are no facts or , so far as the Seller is aware, there are no circumstances likely to give rise to any such default.

8.6	No notice of termination of a Contract has been received or served by any Target Company, and so far as the Seller is aware, there are no grounds for the termination, rescission, avoidance, repudiation or a material change in the terms of any such contract.

8.7	None of the Target Companies have any present intention of not fully performing any of its obligations pursuant to a Contract and no third party to a Contract has indicated to the Seller in writing that it desires to modify, cancel or renegotiate its Contract.

8.8	No person is entitled to receive a finder’s fee, brokerage or commission from the Target Companies in connection with the matters contemplated by this Agreement.

8.9	The Disclosure Letter contains details of, or has attached to it copies of, the present standard conditions of trading of each Target Company and no Target Company has given any guarantee or warranty or made any representation in respect of any goods or services sold or supplied by it.

8.10	The commencement dates shown in copies of the ready for service certificates, details of which are contained in the Disclosure Letter, are the actual commencement dates agreed with the relevant customers.

8.11	The Police Service Contracts are all the current service contracts entered into between a UK police force and a member of the Target Group.

8.12	All potential purchasers who have signed confidentiality agreements relating to a possible acquisition of the Target Group (or a similar transaction) have signed a confidentiality agreement which is substantially similar to the Confidentiality Agreement.

9.	CUSTOMERS AND SUPPLIERS

9.1	The definition in this paragraph applies in this Agreement.

“Material Counterparty” means the counterparties to the Police Service Contracts, the Material Customer Contracts, the Material Supplier Contracts, any customer contracts that has a contract value in excess of £5,000,000, and any supplier contracts of any Target Company that has a per annum value of £1,000,000 or more.

9.2	In the period of twelve (12) months ending on the date of this Agreement:

(A)	no Material Counterparty has ceased, or threatened in writing to cease to do business with, or reduced, or threatened in writing to reduce in any material respect the extent to which it does business with, any of the Target Companies;

(B)	there has been no material adverse effect in the basis or terms on which any Material Counterparty does business with the Target Companies; and

(C)	the business has not been materially affected in an adverse manner as a result of (either individually or in combination) the Loss of, or reduction in trading with, any Material Counterparty of the Target Companies, or a change in the terms on which any such customer, client or supplier does business with the Target Companies.

9.3	During the two (2) years prior to the date of this Agreement, neither the Company nor any of the Subsidiaries has manufactured or sold any products or supplied any services which were at the time they were manufactured, sold or supplied or are, or will become, faulty or defective or did not or do not comply with:

(A)	any warranties or representations expressly or impliedly made by or on behalf of the Company or any of the Subsidiaries in connection with such products or services; or

(B)	any laws, regulations, standards and requirements applicable to such products or services.

9.4	During the two (2) years prior to the date of this Agreement, no Target Company has agreed, or signalled any intention to agree, to any price discount or price reduction in respect of any Material Customer Contract, the Police Service Contracts or any Material Supplier Contract.

9.5	No proceedings have been started, are pending or, have been threatened in writing or (so far as the Seller is aware) orally, against the Company or any of the Subsidiaries:

(A)	in which it is claimed that any product manufactured or sold by the Company or any of the Subsidiaries is defective, not appropriate for its intended use or has caused bodily injury or material damage to any person or property when applied or used as intended; or

(B)	in respect of any services supplied by the Company or any of the Subsidiaries.

9.6	There are no disputes between the Company or any of the Subsidiaries and any of their respective customers, clients or any other third parties in connection with any products or services manufactured, sold or supplied by the Company or any of the Subsidiaries.

10.	ASSETS

10.1	Save for trading stock disposed of in the ordinary course of trading and as set out or referred to in any of the Transaction Documents, the assets included in the Accounts or acquired by any Target Company since the Balance Sheet Date are the absolute property of the relevant Target Company (both legally and beneficially) and the relevant Target Company has good and marketable title to such assets free from any bill of sale, retention of title arrangement or other Encumbrance and none of them are the subject of any leasing, hiring, hire purchase, assignment or factoring agreement or arrangement, nor any agreement or arrangement for payment on deferred terms. All such assets are in the possession or under the control of the relevant Target Company.

10.2	Each Target Company is only owed money as original creditor and is not owed any money other than trade debts incurred in the ordinary course of business and cash at bank.

10.3	No amount included in the Accounts as owing to any Target Company at the Balance Sheet Date has realised an amount less than the value for which it was included in the Accounts is irrecoverable in whole or in part.

10.4	The material plant, machinery, vehicles, office and other equipment used by the Target Companies in connection with the business are:

(A)	in good working order and have been maintained on a reasonable basis;

(B)	capable and will continue to be capable of doing the work for which they were designed in all material respects; and

(C)	not surplus to the current or proposed requirements of the Target Companies.

11.	THE PROPERTIES

11.1	The definitions in this paragraph apply in this Agreement.

“Lease” means the lease under which a Property is held.

“Previously-owned Land and Buildings” means any land and buildings that have, at any time before the date of this Agreement, been owned (under whatever tenure) and/or occupied and/or used by the Company or any of the Subsidiaries, but which are either no longer owned, occupied or used (or, in the case of a lease or licence, still in effect) by the Company or any of the Subsidiaries, or are owned, occupied or used (or, in the case of a lease or licence, still in effect) by one of them but pursuant to a different lease, licence, transfer or conveyance but which shall not include the Site Properties.

“Planning Acts” means the Town and Country Planning Act 1990, the Planning (Listed Buildings and Conservation Areas) Act 1990, the Planning (Hazardous Substances) Act 1990, the Planning (Consequential Provisions) Act 1990 the Planning and Compensation Act 1991, the Planning and Compulsory Purchase Act 2004, the Planning Act 2008, the Localism Bill 2011, the Growth and Infrastructure Act 2013 and any other legislation from time to time regulating the use or development of land (including any equivalent legislation in any other applicable jurisdiction).

“Statutory Agreement” means an agreement or undertaking entered into under section 18 of the Public Health Act 1936, section 52 of the Town and Country Planning Act 1971, section 33 of the Local Government (Miscellaneous Provisions) Act 1982, section 106 of the Town and Country Planning Act 1990, section 104 of the Water Industry Act 1991 and any other legislation (later or earlier) similar to these statutes (including any equivalent legislation in any other applicable jurisdiction).

11.2	The information in respect of each of the Properties set out in Schedule 7 is true, complete and accurate, copies of all material documents relating to each of the Properties have been supplied to the Buyer or the Buyer’s Solicitors before the date of this Agreement and the written replies of the Seller and/or the Seller’s Solicitors to the written enquiries of the Buyer relating to the Properties are true, complete and accurate in all respects.

11.3	There exists no dispute between any Target Company and the landlord of any Properties or ground lessor or sub-landlord (or any of them, or any part of any of them) or the owner or occupier of any other premises adjacent to any of the Properties, and the Seller is not aware of any circumstances which may give rise to any such dispute.

11.4	There is attached to the Disclosure Letter a list containing details of the Site Properties. The information in respect of each of the Site Properties is true and accurate in all material respects.

11.5	A member of the Target Group has a legal, valid and enforceable right to access and use the Site Properties for the purposes of providing the necessary services to its customers.

11.6	Save for the Site Properties, the Properties are the only land and buildings owned, used or occupied by the Company and the Subsidiaries.

11.7	Neither the Company nor any of the Subsidiaries has any actual or contingent liability in respect of any Previously-owned Land and Buildings.

11.8	Neither the Company nor any of the Subsidiaries has given any guarantee or indemnity for any liability relating to any of the Properties, any Previously-owned Land and Buildings, Site Properties or any other land or buildings.

11.9	The Company or the Subsidiary identified as the proprietor in Schedule 7 is solely legally and beneficially entitled to each of the Properties. The Company or the Subsidiary identified as the proprietor in Schedule 7 is in possession and actual occupation of the whole of each of the Properties on an exclusive basis, and no right of occupation or enjoyment has been acquired or is in the course of being acquired by any third party, or has been granted or agreed to be granted to any third party.

11.10	The Target Group has not been restricted in its use or occupation of any of the Properties. As far as the Seller is aware, the Company’s use and occupation of the Properties is not capable of being lawfully interrupted or terminated by any person.

11.11	The unexpired residue of the term granted by each Lease is vested in the Company or a Subsidiary.

11.12	In relation to each Lease, the landlord and each lessee, tenant, licencee or occupier has observed and performed in all material respects all covenants, restrictions, stipulations and other encumbrances and there has not been (expressly or impliedly) any waiver of or acquiescence to any breach of them.

11.13	In relation to each Lease, no notice of any breach of the tenant covenant in the Lease has been received from the relevant landlord and no notice has been received from any Governmental Entity of any breach of any Law.

11.14	In relation to each Lease, all principal rent and additional rent and all other sums payable by each lessee, tenant, licensee or occupier under each Lease (“Lease Sums”) have been paid as and when they became due and no Lease Sums have been:

(A)	set off or withheld; or

(B)	commuted, waived or paid in advance of the due date for payment.

11.15	Any consents required for the grant of each Lease and for any assignment of each Lease, have been obtained.

11.16	The Properties are free from any agreement for sale, estate contract, option, right of pre-emption or right of first refusal and there is no agreement or commitment to give or create any of them.

11.17	The Properties are not subject to the payment of any outgoings other than non-domestic local business rates and water and sewerage charges (and, in the case of the Leasehold Properties, principal rent, insurance premiums and service charges) and all outgoings have been paid when due and none is disputed.

11.18	There are no covenants, restrictions, stipulations, easements, profits à prendre, wayleaves, licences, grants or other Encumbrances (whether of a private or public nature, and whether legal or equitable) affecting any of the Properties which are of an onerous or unusual nature and which prevents the current use of any of the Properties.

11.19	In relation to all covenants, restrictions, stipulations and other Encumbrances affecting the Properties, no notice of any alleged breach has been received by the Company or the Subsidiaries.

11.20	As far as the Seller is aware, there are no circumstances which (with or without taking other action) would entitle any third party to exercise a right of entry to, or take possession of all or any part of the Properties, or which would in any other way affect or restrict the continued possession, enjoyment or use of any of the Properties.

11.21	For the period of three (3) years prior to the date of this Agreement (and, so far as the Seller is aware, prior to such time), the Company and the Subsidiaries have complied with all applicable statutory and bye law requirements, and all regulations, rules and delegated legislation, relating to the Properties and their current use.

11.22	The current use of each of the Properties is the permitted lawful use for the purposes of the Planning Acts and no notice of breach of the Planning Acts has been received.

11.23	Each of the Properties is fit for the current use and in a materially good state of repair and condition, ordinary wear and tear excepted.

11.24	In the last three (3) years, neither the Company nor any of the Subsidiaries has received any adverse report from any engineer, surveyor or other professional relating to any of the Properties and the Seller is not aware of any predecessor in title having done so.

12.	INTELLECTUAL PROPERTY

12.1	Full and accurate particulars of all registered Intellectual Property Rights owned by any Target Company have been Disclosed and all such Intellectual Property Rights are valid, subsisting, enforceable and in the sole legal and beneficial ownership of the relevant Target Company free from all Encumbrances and all fees and renewal fees payable in respect of such registrations have been paid to date and when due.

12.2	The Disclosure Letter sets out details of all material licences (other than IT Contracts and Intellectual Property Rights received as part of or together with a service or supply agreement or in relation to licences relating to the use of third party equipment supplied under such an agreement) under which any Target Company:

(A)	uses or exploits any Intellectual Property Rights owned by a third party; or

(B)	licenses any Intellectual Property Rights owned by the Target Company to, or otherwise permits the use of any Intellectual Property Rights owned by the Target Company by, a third party,

(together, the “IP Licences”).

12.3	None of the Target Companies are in material breach of any IP Licence.

12.4	So far as the Seller is aware, there is no infringement or unauthorised use by any third party of the Intellectual Property Rights owned by any of the Target Companies in circumstances where such infringement or unauthorised use could have a material adverse effect on the business of the Target Companies.

12.5	Nothing has been done or omitted to be done in respect of any of the registered Intellectual Property Rights owned by any Target Company whereby any of them might be claimed, opposed or attacked by any other person.

12.6	So far as the Seller is aware, the Target Group has the Intellectual Property Rights it requires to carry on its business as it is conducted by the Seller as at the date of this Agreement.

12.7	The operations of any Target Company in carrying on the business of the Target Companies’ as at the date of this Agreement do not infringe and, so far as the Seller is aware, are not likely to infringe any Intellectual Property Rights of any other person.

12.8	No person has outstanding any claim against any Target Company based on such person’s Intellectual Property Rights and there are no pending or threatened claims or, so far as the Seller is aware, grounds to anticipate that there will be any such claim.

12.9	So far as the Seller is aware, no Target Company’s Intellectual Property Rights are being nor have been infringed by any person and no such infringement is anticipated.

12.10	Nothing is due to be done within thirty (30) days of the date of this Agreement the omission of which would jeopardise the maintenance or prosecution of any of the Intellectual Property Rights owned by any of the Target Companies which are registered or the subject of an application for registration.

12.11	A change of control of any Target Company will not result in the termination of, or have a material adverse effect on, any Intellectual Property Rights of any Target Company which are material to the conduct of the business of the Target Companies as at the date of this Agreement.

12.12	No Target Company has disclosed or permitted to be disclosed, or undertaken or arranged to disclose, to any person any of its knowhow, secrets, confidential information, technical processes or lists of customers or suppliers other than in the ordinary course of that Target Company’s business in each case otherwise than under a confidentiality agreement enforceable by a Target Company.

12.13	No Target Company uses any name other than “Airwave Application Services” or “Airwave” for the purpose of its corporate name or trading name.

13.	IT SYSTEMS

13.1	The definitions in this paragraph apply in this Agreement.

“IT Contracts” means all agreements including any licences under which any third party (including, without limitation, any member of the Seller’s Group and any source code deposit agent) provides any element of, or services relating to, the IT System, including leasing, hire purchase, licensing, maintenance, website hosting, outsourcing, security, back-up, disaster recovery and services agreements.

“IT System” means all computer hardware (including network and telecommunications equipment), databases and software (including associated user manuals, object code and source code) owned, used, leased or licensed by the Company or any of the Target Companies (but excluding all commercially available off-the-shelf software).

“Virus” means any program or malicious software which contains malicious code or infiltrates or damages a computer system without the owner’s informed consent or is designed to do so or which is hostile or intrusive to the owner or user and has no legitimate purpose.

13.2	Each Target Company owns or is licensed to use the IT System for operations used by it in the operation of its business as at the date of this Agreement including commercially available off the shelf software.

13.3	Complete copies of each of the material IT Contracts necessary for the day-to-day operation of the business of the Target Companies as at the date of this Agreement have been Disclosed and each of the IT Contracts is in full force and effect and not the subject of any breach or default by a Target Company.

13.4	There are, and in the past twelve (12) months there have been, no material performance reductions or other material interference with the operations of any IT Systems or material loss of data stored on an IT System which have had (or are having) a material adverse effect on the conduct by a Target Company of its business.

13.5	The IT Contracts are valid and binding and no act or omission has occurred which would, if necessary with the giving of notice or lapse of time, constitute a breach of any such contract by a Target Company.

13.6	There are and have been no claims, disputes or proceedings arising or, threatened under any of the IT Contracts.

13.7	A change of control of any Target Company will not result in the termination of, or have a material adverse effect on, any IT Contract material to the conduct of the business of the Target Companies as at the date of this Agreement.

13.8	The IT System:

(A)	is functioning adequately and has been maintained to a reasonable standard and is fit for the purpose of the business (in the manner conducted by the Seller as at the date of this Agreement) of the Target Group;

(B)	is free from material defect and has not failed to function in a way having a material impact on the business of the Target Group during the period of twelve (12) months preceding the date of this Agreement;

(C)	does not contain any Virus likely to have a material effect on the business of the Target Group and has not within the last twelve (12) months been infected by any such Virus or accessed by any unauthorised person;

(D)	has, in the reasonable opinion of the Seller, adequate capacity, scalability and performance to meet the current requirements of the business of the Target Companies;

(E)	includes sufficient user information to enable reasonably skilled personnel in the field to use and operate the IT System to perform its standard operations without the need for further assistance; and

(F)	have been satisfactorily and regularly maintained, all versions of the Software used by the business of the Target Group are currently supported by the respective owners of the Software in accordance with good industry practice and the IT System has the benefit of appropriate maintenance and support agreements where required for good industry practice.

13.9	The Company and the Target Companies have implemented international security standards ISO/IEC 27001: 2005 (Information Security Management Systems: Requirements) and

ISO/IEC 27002: 2005 (Code of Practice for Information Security Management) with regard to use of the IT System for the purposes of the business of the Target Companies.

13.10	The Company and the Target Companies have in place a documented disaster recovery plan and a data security breach plan, as attached to the Disclosure Letter. There has been no data security breach of the IT System in the past 24 months.

13.11	The performance and functionality of the IT System (and any other equipment and systems owned or used by the Company or any of the Target Companies or their respective suppliers or customers which depend on date-programmed control devices) has not been affected, and will be unaffected, by any changes in dates (past, present or future).

14.	REGULATORY AND COMPLIANCE WITH LAWS

14.1	All material Permits necessary to enable each Target Company to carry on its business in the places and in the manner in which such business is now carried on have been obtained by the relevant Target Company and are valid and subsisting. The Disclosure Letter contains details of, or has attached to it a copy of, each such Permit and all such Permits have been complied with in all material respects by the relevant Target Company and, so far as the Seller is aware, there are no reasons why any of the Permits may be revoked, cancelled or suspended (in whole or in part) or may not be renewed on the same terms.

14.2	No Target Company has ever been engaged in or threatened with legal proceedings for any breach or alleged breach of EU or national competition laws or taken steps to compromise any such action or threatened action.

14.3	No Target Company has, in the two (2) years prior to the date of this Agreement, committed any material breach of or failed to perform or observe any provision of its memorandum or articles of association, byelaws or any similar constitutional document.

14.4	No Target Company has, in the two (2) years prior to the date of this Agreement, committed any breach of any material provision of the Companies Act or its equivalent in the country of its incorporation and all returns, particulars, resolutions and other documents required under that Act or such equivalent legislation to be delivered on behalf of any Target Company to the registrar of companies or to any other Governmental Entity have been properly made and delivered within the requisite time limits or any agreed extension to such time limits.

14.5	For the period of three (3) years prior to the date of this Agreement (and, so far as the Seller is aware, prior to such time), each Target Company has at all times conducted its business in accordance with, and has acted in, material compliance with all applicable laws and regulations of any relevant jurisdiction.

14.6	No Target Company, nor, so far as the Seller is aware, any of their respective directors or employees (current or past), has been convicted of an offence (other than a minor motoring or traffic offence) in relation to the business or affairs of any Target Company.

15.	LEGAL PROCEEDINGS

15.1	No Target Company is subject to any outstanding order, undertaking or decree of any court or tribunal nor is it engaged or proposing to engage in or the subject of any litigation, arbitration, investigation, prosecution or other tribunal or legal proceedings or any claims or actions.

15.2	No litigation, arbitration, investigation, prosecution or other tribunal or legal proceedings or claims or actions are pending or threatened in writing or (so far as the Seller is aware) orally,

by or against any Target Company or any of their respective directors or any person who may be vicariously liable for such Target Company.

15.3	So far as the Seller is aware, there are no facts or other circumstances which would reasonably be expected to give rise to or result in any such litigation, arbitration, investigation, prosecution or other tribunal or legal proceedings or claims or actions.

15.4	No Target Company is involved in any material dispute under the Material Customer Contracts, the Material Supplier Contracts and the Police Service Contracts.

16.	ENVIRONMENTAL

16.1	Environment: the natural and man-made environment including all or any of the following media: air (including air within buildings and other natural or man-made structures above or below the ground), water, land, and any ecological systems and living organisms (including man) supported by those media.

Environmental Laws: all applicable laws, statutes, regulations, subordinate legislation, bye-laws, common law and other national, international, federal, European Union, state and local laws, judgments, decisions and injunctions of any court or tribunal, and codes of practice and guidance notes to the extent that they relate to or apply to the Environment or to the health and safety of any person.

EHS Matters: all matters relating to:

(A)	pollution or contamination of the Environment;

(B)	the presence, disposal, release, spillage, deposit, escape, discharge, leak, migration or emission of Hazardous Substances or Waste;

(C)	the exposure of any person to Hazardous Substances or Waste;

(D)	the health and safety of any person, including any accidents, injuries, illnesses and diseases;

(E)	the creation or existence of any noise, vibration, odour, radiation, common law or statutory nuisance or other adverse impact on the Environment; or

(F)	the condition, protection, maintenance, remediation, reinstatement, restoration or replacement of the Environment or any part of it.

Environmental Consents: any permits, licences, consents, certificates, registrations, notifications or other authorisations required under any Environmental Laws for the operation of the Business or in relation to any of the Properties.

Harm: harm to the Environment, and in the case of man, this includes offence caused to any of his senses or harm to his property.

Hazardous Substances: any material, substance or organism which, alone or in combination with others, is capable of causing Harm, including radioactive substances and materials containing asbestos.

Waste: any waste, including any by-product of an industrial process and anything that is discarded, disposed of, spoiled, abandoned, unwanted or surplus, irrespective of whether it is capable of being recovered or recycled or has any value.

16.2	The Company and the Subsidiaries have obtained and complied in all material respects at all times with all Environmental Consents and, as far as the Seller is aware, any Environmental Consents required are in full force and effect.

16.3	For the period of three (3) years prior to the date of this Agreement (and, so far as the Seller is aware, prior to such time), the Company and the Subsidiaries have operated in all material respects in compliance with all Environmental Laws in force from time to time and have not received any notice of breach in relation to compliance with Environmental Laws. So far as the Seller is aware, there are no facts or circumstances that may lead to any breach of or liability under any Environmental Laws or any claim or liability in respect of EHS Matters.

16.4	Neither the Company nor any of the Subsidiaries has caused any Hazardous Substances to be emitted from any of the Properties.

16.5	There are, and have been, no landfills, underground storage tanks, or uncontained or unlined storage treatment or disposal areas for Hazardous Substances or Waste (whether permitted by Environmental Laws or otherwise) present or carried out at, on or under any of the Properties or, so far as the Seller is aware, within 200 metres of any of the Properties and no such operations are proposed by any Target Company.

16.6	Neither the Company nor any of the Subsidiaries have ever been required to hold, nor have ever applied for, a waste disposal licence, a waste management licence or an environmental permit for waste operations under any Environmental Laws.

16.7	There have been no material claims, investigations, prosecutions or other proceedings against or threatened against the Seller, the Company, any of the Subsidiaries in respect of Harm arising from the operation of the Business or occupation of any of the Properties or for any breach or alleged breach of any Environmental Consents or Environmental Laws, and as far as the Seller is aware there are no facts or circumstances that may lead to any such claims, investigations, prosecutions or other proceedings. At no time has the Seller, the Company or any of the Subsidiaries received any notice, communication or information alleging any liability in relation to any material EHS Matters or that any remediation works are required.

16.8	Neither the Seller, the Company nor any of the Subsidiaries has received any enforcement, prohibition, stop, remediation or improvement notice from, or been subject to any civil sanction imposed by, any enforcement authority, including (but not limited to) the Environment Agency, Natural Resources Wales, the Health and Safety Executive or the relevant local authority, with regard to any EHS Matters or any breach of Environmental Laws in respect of the Business, the Company, any of the Subsidiaries or any of the Properties.

16.9	For the period of two (2) years prior to the date of this Agreement, copies of all:

(A)	Environmental Consents;

(B)	environmental and health and safety policy statements;

(C)	reports in respect of environmental and health and safety audits, investigations or other assessments;

(D)	records of accidents, work-related illnesses and reportable diseases;

(E)	assessments of substances hazardous to health;

(F)	correspondence on EHS Matters between the Company or any of the Subsidiaries and any relevant enforcement authority; and

(G)	copies or details of all Waste disposal contracts,

relating to the Target Group or any of the Properties have been Disclosed and all such statements, reports, records, correspondence and other information are complete and accurate and are not misleading.

16.10	As far as the Seller is aware, neither the Company nor any of the Subsidiaries has any actual or potential liability under any Environmental Laws by reason of it having owned, occupied or used any previously-owned land and buildings.

16.11	Neither the Company nor any of the Subsidiaries has given any surviving warranties or indemnities or entered into any other surviving agreement imposing any liabilities, duties or obligations on the Target Group in respect of compliance with Environmental Laws.

17.	INSURANCE

17.1	The Disclosure Letter contains complete and accurate details of, or has attached to it a copy of, the schedules to the policies of insurance of each Target Company together with details of any insurance claims made by any Target Company during the period of twenty four (24) months ending on the date of this Agreement.

17.2	Each Target Company maintains, and has at all material times maintained, adequate insurance cover against all losses and liabilities, including business interruption, and all other risks that are normally insured against by a person carrying on the same type of business.

17.3	The policies of insurance to which each Target Company is a party (the “Policies”) are valid and enforceable and all premiums due have been paid to date and when due and there are no outstanding claims and, so far as the Seller is aware, there are no circumstances likely to give rise to a claim under any such Policy and nothing has been done or omitted to be done by any Target Company which has made any such Policy void or voidable.

17.4	So far as the Seller is aware, no Target Company has done, or omitted to do, anything that may result in an increase in the premium payable for any of the Policies, or that may adversely affect the renewal of any of the Policies.

17.5	None of the Policies are capable of being terminated in accordance with their terms as a result of Completion.

18.	DATA PROTECTION

18.1	Each Target Company has notified registrable particulars under the Data Protection Act 1998 (“DPA 1998”) (or equivalent law in other jurisdictions) of all personal data held by them and:

(A)	has renewed such notifications and has notified any changes occurring in between such notifications as required by the DPA 1998 or equivalent law;

(B)	has paid all fees payable in respect of such notifications; and

(C)	for the period of three (3) years prior to the date of this Agreement (and, so far as the Seller is aware, prior to such time), there has been no unauthorised disclosure of personal data outside the terms of such notifications.

18.2	For the period of three (3) years prior to the date of this Agreement (and, so far as the Seller is aware, prior to such time), no Target Company has transferred any personal data outside the European Economic Area otherwise than in accordance with the DPA 1998 (or equivalent law in other jurisdictions).

18.3	For the period of three (3) years prior to the date of this Agreement (and, so far as the Seller is aware, prior to such time), each Target Company has complied in all material respects with the Data Protection Act 1984 and the DPA 1998 (including in relation to any manual data in respect of which the transitional exemptions under Schedule 8 of the DPA 1998 have now expired) and any equivalent law in other jurisdictions in which the Target Company does business.

18.4	For the period of three (3) years prior to the date of this Agreement (and, so far as the Seller is aware, prior to such time), each Target Company has complied in all material respects with its obligations under the Privacy and Electronic Communications (EC Directive) Regulations 2003 in respect of the use of electronic communications (including email, text messaging, fax machines, automated calling systems and non-automated telephone calls) for direct marketing purposes.

19.	ANTI-CORRUPTION

19.1	The definition in this paragraph applies in this Agreement.

“Associated Person” means in relation to a company, a person (including an employee, agent or subsidiary) who performs or has performed services for or on behalf of that company.

19.2	No Target Company is or has at any time engaged in any activity, practice or conduct which could be prosecuted as an offence under the Bribery Act 2010 (or any applicable anti-corruption law in the UK in force prior to 1 July 2011) or any applicable anti-corruption provision or law anywhere in the world.

19.3	No Associated Person of any of the Target Companies has bribed another person (within the meaning given in section 7(3) of the Bribery Act 2010) intending to obtain or retain business or an advantage in the conduct of business for the Target Companies, and the Target Companies have in place adequate procedures in line with the guidance published by the Secretary of State under section 9 of the Bribery Act 2010 designed to prevent their Associated Persons from undertaking any such conduct.

19.4	None of the Target Companies nor any of their Associated Persons is or has been the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body or any customer regarding any offence or alleged offence under the Bribery Act 2010 (or any applicable anti-corruption law in the UK in force prior to 1 July 2011) or any applicable anti-corruption provision or law anywhere in the world (in the jurisdictions in which the Target Group operates), and no such investigation, inquiry or proceedings have been threatened or are pending.

19.5	No Target Company is ineligible to be awarded any contract or business under section 57 of the Public Contracts Regulations 2015 or section 26 of the Utilities Contracts Regulations 2006 (each as amended).

19.6	Neither the Seller, nor any other member of the Seller’s Group, the Target Group, nor, so far as the Seller is aware, any of their respective officers, employees or agents has, with respect to the business, directly or indirectly:

(A)	given, authorised or agreed to give or authorised any unlawful payment to any customer or governmental or private or public company employee in connection with the development, marketing, use, sale or acceptance of products or services of the Target Companies;

(B)	used any corporate funds or any personal funds for unlawful contributions, unlawful gifts, unlawful entertainment, or other unlawful expenses relating to political activity;

(C)	made any unlawful payment to domestic or foreign government or private or public company officials or employees or to domestic or foreign political parties or campaigns from corporate funds;

(D)	established or maintained any unlawful or unrecorded fund or corporate monies or other assets; or

(E)	made any false or fictitious entry on the books or records of the Seller or the Target Companies relating to any such payments.

20.	COMPETITION

20.1	In this paragraph, “Competition Law” means the national and directly effective legislation of any jurisdiction which governs the conduct of companies or individuals in relation to restrictive or other anti-competitive agreements or practices (including, but not limited to, cartels, pricing, resale pricing, market sharing, bid rigging, terms of trading, purchase or supply and joint ventures), dominant or monopoly market positions (whether held individually or collectively) and the control of acquisitions or mergers.

20.2	No Target Company is engaged in any agreement, arrangement, practice or conduct which amounts to an infringement of the Competition Law of any jurisdiction in which the Target Companies conduct business and none of their respective directors, officers or employees is or has been engaged in any activity which would be an offence or infringement under any such Competition Law.

20.3	No Target Company is the addressee of any existing or, as far as the Seller is aware, pending decisions, judgments, orders or rulings of any relevant government body, agency, authority or court responsible for enforcing the Competition Law of any jurisdiction, nor have they given any undertakings or commitments to such bodies which affect the conduct of the business.

20.4	No Target Company is in receipt of any payment, guarantee, financial assistance or other aid from the government or any state body which was not, but should have been, notified to the European Commission under Article 108 of the Treaty on the Functioning of the European Union for decision declaring such aid to be compatible with the internal market.

21.	EMPLOYEES, CONSULTANTS AND AGENTS

21.1	Copies of all service contracts and contracts of services and full particulars of the terms of employment and engagement of all Material Employees, officers, and consultants of the relevant Target Company, are annexed to the Disclosure Letter.

21.2

Complete and accurate details of the terms and conditions of employment of all Employees of the Target Group, including, without limitation, their dates of birth, the date of commencement of their continuous period of employment, their remuneration (including, without limitation, bonus, commission, overtime, profit sharing, share incentive, restricted shares, phantom, share option scheme, long term incentive, car, redundancy, permanent health insurance, medical expenses insurance, life assurance and pension benefits, benefit schemes, or any other payment, benefits or arrangements and understandings whatsoever payable to employees (the “Schemes”), job title, notice periods, holiday entitlement, sick pay entitlement and any arrangements or assurances (whether or not legally binding) in relation to their employment or its termination and particulars of employment given to each employee pursuant to Section 1, Employment Rights Act 1996 are disclosed in the Disclosure Letter.

21.3	The Schemes have at all times been operated in accordance with their governing rules or terms and all applicable laws and all documents which are required to be filed with any regulatory authorities have been so filed and all tax clearances and approvals have been obtained and all registration and self-certification declarations made. There are not proposals to introduce any Schemes save as disclosed in the Disclosure Letter.

21.4	Complete and accurate details of the terms of engagement of all persons who are consultants to or workers in the Target Group (including, but not limited to, agency staff, self-employed persons, secondees, zero-hours workers, contracted labour or agents), including the date of commencement of their engagement, the role they undertake, the number of hours per week they commit to the Target Group, the fees paid to them, any other benefits (including but not limited to any benefits or arrangements under any Schemes) provided to them (whether or not legally binding), the notice period required to terminate the relationship and holiday arrangements have been disclosed in the Disclosure Letter.

21.5	True and complete copies of all staff handbooks, policies, procedures (including disciplinary, dismissal and grievance procedures) and other documents relating to the employment of the Employees have been disclosed in the Disclosure Letter.

21.6	No company within the Target Group is a party to any agreement for management services or any contract for services with any director.

21.7	Since the Balance Sheet Date or (where the relevant employment commenced after the beginning of such period) since the commencing date of the particular employee’s employment there has been:

(A)	no material alteration in the terms of employment and/or engagement or any material change in the number of officers, employees, workers or consultants employed and/or engaged by the Target Group; and/or

(B)	no material increase in any fees, earnings, remuneration or benefits paid or payable to any officer, employee, consultant or worker of the Target Group, nor are any negotiations for any such increase current or likely to take place in the next six (6) months, save for any annual pay award in the ordinary course of business.

21.8	The Target Group will not introduce any additional arrangements for remuneration (including, without limitation, bonus, commission, overtime, profit sharing, share incentive, restricted shares, phantom, share option scheme, long term incentive, car, redundancy, permanent health insurance, medical expenses insurance, life assurance and pension benefits, benefit schemes, or any other payment, benefits or arrangements and understandings whatsoever payable to employees nor make any material change to any existing Schemes in the period up to and including Completion.

21.9	The Target Group is not bound or accustomed to pay any monies other than in respect of contractual remuneration or earnings of employment to or for the benefit of any Employee.

21.10	No agreement has been reached with any employee, trade union or other employee representative that will on a future date result in an increase in the rate of remuneration or enhanced benefits for any employee (including but not limited to, bonus or commission payments).

21.11	Other than salary for the current month, disclosed bonus accrual for the current financial year and accrued holiday pay for the current holiday year, no amount is owing to any present or former officer, employee, worker or consultant of the Target Group in respect of the period up to Completion.

21.12	The Target Group has at all relevant times complied with all its obligations under statute and otherwise concerning the health and safety at work of its employees and workers and there are no claims capable of arising or pending or threatened by any employee or third party in respect of any accident or injury which are not fully covered by insurance.

21.13	The Target Group has paid to HMRC and any other appropriate authority all Taxation, National Insurance contributions and other levies due in respect of any current or former employee in respect of their employment by the Target Group.

21.14	The Target Group has obtained and maintained up to date, adequate and suitable records regarding each employee’s eligibility to work in the United Kingdom in accordance with Section 8, Asylum and Immigration Act 1996, the Immigration, Asylum and Nationality Act 2006 and/or the Immigration (Restrictions on Employment) Order 2007 and no individual is employed such that the any company within the Target Group would be liable for a penalty (whether criminal or civil) under the Asylum and Immigration Act 1996 and/or the Immigration, Asylum and Nationality Act 2006.

21.15	All employees of the Target Group have a valid and subsisting permission or authority to remain in the United Kingdom and work for the Target Group and no such permission or authority will expire within the next six (6) months.

21.16	The Target Group has maintained up to date adequate and suitable records for the purposes of the Working Time Regulations 1998 and has complied with all other obligations to its workers (as “workers” is defined in Regulation 2, Working Time Regulations 1998) and there are no claims capable of arising or pending or threatened by any officer or employee or former officer or employee or the Health and Safety Executive or any local authority Environmental Health Department or any trade union or employee representative related to the Working Time Regulations 1998.

21.17	The Target Group has complied fully at all times with its obligations under the Agency Workers Regulations 2010. The Target Group has no reasonable grounds to believe that it is in breach of the Agency Workers Regulations 2010 and/or that any agency worker or former agency worker may bring a claim against the Target Group and/or any company within the Target Group for breach of those Regulations.

21.18	No Material Employee of the Target Group has given notice or is under notice of dismissal or will be entitled to give notice solely as a result of the provisions of this Agreement.

21.19	Details of all employees who have been dismissed or who have resigned in the last six (6) months, together with the reason for or an explanation of the dismissal or resignation have been disclosed in the Disclosure Letter.

21.20

Complete and accurate details of any Material Employee of the Target Group who is currently absent from work (including but not limited to those on secondments, maternity leave, paternity leave, adoption leave, shared parental leave, parental leave or absent for any other reason) or who is anticipated to be absent from work for any reason for a period of thirty (30)

days or more in any six month period in the next twelve (12) months have been disclosed in the Disclosure Letter.

21.21	Complete and accurate details of any disciplinary action (including warnings, suspension with or without pay, demotion and performance management or monitoring) taken by the Target Group against any Material Employee within the previous twelve (12) months, including details of the procedure followed and action taken and all other relevant documentation have been disclosed in the Disclosure Letter.

21.22	Complete and accurate details of any grievance made by any Material Employee of the Target Group within the previous twelve (12) months, including details of the procedure followed and action taken and all other relevant documentation have been disclosed in the Disclosure Letter.

21.23	There are no outstanding data subject access requests under the Data Protection Act 1998 submitted by any employee or flexible working requests submitted by any Material Employee to the Target Group and/or any company within the Target Group.

21.24	The Target Group and/or any company within the Target Group does not operate a normal retirement age applicable to any employees.

21.25	All current and former employees and workers (including for the avoidance of doubt agency workers) engaged or employed by the Target Group in the last six (6) years have been paid holiday pay in accordance with the principles of Lock v British Gas Trading Limited C-539/12 for the duration of their employment or engagement and/or on termination of such employment or engagement including, for the avoidance of doubt any commission or other payment intrinsically linked to their employment or engagement that they would otherwise have earned in the normal course of their duties in respect of such periods.

21.26	Complete and accurate details of any court or tribunal case, claim or action brought by any present or former officer, employee, worker or consultant of the Target Group and/or any company within the Target Group within the previous 1 year and complete and accurate details of any court or tribunal case, any claim or action which the Seller has reasonable grounds to believe to the best of its knowledge, information and belief, that any such person may bring against the Target Group have been disclosed in the Disclosure Letter. Any such claims have been provided for or taken into account in the Accounts.

21.27	The Target Group and/or any company within the Target Group has not received a request for recognition pursuant to the Trade Union and Labour Relations (Consolidation) Act 1992 nor is the Target Group and/or any company within the Target Group party to any contract, agreement or arrangement with any trade union or other body or organisation representing any of its employees nor has it done any act which might be construed as recognition of a trade union.

21.28	There has been no recommendation made by an Employment Tribunal in relation to the Target Group and/or any company within the Target Group and/or any of its employees.

21.29	In the twelve (12) months preceding Completion, the Company has not given notice of any redundancies to the Secretary of State, stated consultations with any appropriate representatives or failed to comply with any obligations under the provisions of chapter II, Trade Union and Labour Relations (Consolidation) Act 1992.

21.30

Material Details of any and all relevant transfers as defined in the TUPE Regulations to which the Company has been a party have been disclosed in the Disclosure Letter. No employee has been dismissed or is under notice of termination by reason of or in connection with the TUPE

Regulations and the Target Group and/or any company within the Target Group has not purported to vary any contract of employment where the sole or principal reason for the change is the transfer.

21.31	No dispute has arisen between the Target Group and/or any company within the Target Group and a material number or category of its employees or workers nor are there any present circumstances known to the Seller which are likely to give rise to any such dispute.

21.32	Details of any collective agreement (whether with a trade union, staff association or any other body representing workers and whether legally binding or not) have been disclosed in the Disclosure Letter.

21.33	No investigation is in progress or, so far as the Seller is aware, planned to be made in respect of the Target Group and/or any company within the Target Group by the Health and Safety Executive, the Equality and Human Rights Commission and/or any similar body. The Target Group and/or any company within the Target Group is not and/or has not been subject to any enforcement order made by the Health and Safety Executive, the Equality and Human Rights Commission and/or any similar body and there is no outstanding liability to any such body for any penalty, fine or otherwise.

21.34	No outstanding liability has been incurred by the Target Group and/or any company within the Target Group for breach of any contract of employment or redundancy payments, protective awards, compensation for wrongful dismissal or unfair dismissal or for failure to comply with any order for reinstatement or re engagement of any person or in respect of any other liability arising out of termination of any contract of employment or contract for services.

21.35	The Target Group has not made any loan or advance to any employee which is outstanding.

22.	PENSIONS

22.1	Save for the Pension Scheme, there is not in operation by the Target Group and there has not, at any time, been in operation by the Target Group (and no proposal has been announced by the Target Group to enter into or establish), and the Target Group has no liability in respect of, any plan, scheme, agreement, arrangement, custom or practice (whether legally enforceable or not or whether or not it is a registered pension scheme within the meaning of Chapter 2 of the Finance Act 2004) for the payment of (or for the payment of any contribution towards), any pensions, allowances, lump sum or other like benefits payable on retirement, death, termination of employment (whether voluntary or not or whether arising from a transfer of an undertaking within the meaning of the TUPE Regulations or otherwise) or during periods of sickness or disablement, for the benefit of any of the employees (or ex-employees) or directors (or ex-directors) of the Target Group or for the benefit of the dependants of any of such employees or directors of the Target Group.

22.2	In relation to the Pension Scheme and each plan, scheme, agreement, arrangement, custom or practice disclosed:

(A)	material details:

(1)

of it (including, where appropriate, copies of all current governing documentation, the current schedule of contributions within the meaning of section 227 of the Pensions Act 2004, its current statement of funding principles within the meaning of section 222 of the Pensions Act 2004, the current actuarial certification of its technical provisions within the meaning of section 226 of the Pensions Act 2004, any insurance policy, all booklets and announcements issued to any member or employee, the latest actuarial valuation report, trustee reports and accounts in relation to the past three (3) years and relevant details of all of the employees (or ex-employees) or directors (or ex-directors) of the Target Group who are members of it (together with such information as to enable the Purchaser to ascertain their benefit entitlement) and details of all of its current and former participating employers);

(2)	of the basis on which the Target Group and the employees who are members of it make, or are liable to make, contributions to it and each of the Target Group’s actual or contingent liabilities in respect of it; and

(3)	of any arrangements or assurances in respect of any compensation or payment (including without limitation any pension payments) to be made to any employee of the Target Group in the event of early retirement, redundancy or other termination of employment however arising (including but not limited to grounds of ill-health), however funded and whether or not legally binding are contained in the Disclosure Letter or the disclosure bundle;

(B)	it has been administered in all material respects in accordance with all requirements of pensions legislation;

(C)	in respect of all periods during which it has had any members whose employment has constituted “contracted-out employment” as defined in section 8 of the Pensions Schemes Act 1993, there is or has been in force in respect of those employments an appropriate contracting-out certificate (within the meaning of section 7 of the Pension Schemes Act 1993) and nothing has been done or omitted to be done which will or may result in any such contracting-out certificate being cancelled, surrendered or varied;

(D)	no discretion or power has been exercised in relation to it in respect of any member or any employee of the Target Group to:

(1)	augment benefits;

(2)	admit to membership a present or former employee or director who would not otherwise have been eligible for admission to membership;

(3)	admit to membership any employee on terms which provided for or envisaged the payment of a transfer value or a transfer of assets to it from another in a case in which the payment or transfer has not been made or has not been made in full; or

(4)	provide a benefit which could not otherwise be provided;

(E)	there is no amount which is or may be treated under section 75 Pensions Act 1995 as an actual or contingent debt due from the Target Group to its trustees;

(F)

neither the Target Group nor its trustees nor any administrator of it has given any indemnity, undertaking or guarantee in relation to it or any of its current or former assets apart from any general indemnity in favour of its trustees given by the Target

Group under its governing and no event or omission has occurred which might result in the Target Group incurring any liability under any such general indemnity; and

(G)	the Target Group has not given any assurance, undertaking or indemnity to its trustees that it will meet any costs, penalties, expenses or fines imposed on them under section 3 or section 10 of the Pensions Act 1995.

22.3	No undertakings or assurances have been given to any of the employees of the Target Group as to the continuance (save as required by law), introduction, increase or improvement of any rights or entitlements in relation to pension, death, disability or retirement.

22.4	No claim or complaint has been threatened or made or litigation commenced against the Seller or the Target Group (or its administrators) in respect of any matter arising out of or in connection with the Pension Scheme and there are no circumstances of which the Seller is aware which may give rise to any such claim or litigation.

22.5	The Target Group has complied with all of its obligations as from time to time in force relating to stakeholder pension schemes including without limitation under the Welfare Reform and Pensions Act 1999, the Stakeholder Pension Schemes Regulations (S.I. 2000 No. 1403), and the Financial Services and Markets Act 2000.

22.6	The Target Group has at all times complied with all its obligations relating to automatic enrolment including without limitation under the Pensions Act 2008 and regulations made thereunder. No notices, fines, or other sanctions have been issued by the Pensions Regulator and no instances of non-compliance with the automatic enrolment obligations have been notified to the Pensions Regulator in respect of the Target Group.

22.7	The Pension Scheme is a registered pension scheme under the Finance Act 2004 and, so far as the Seller is aware, nothing has been done or omitted to be done which will or may result in the Pension Scheme ceasing to be so registered.

22.8	The present rate(s) of contribution to the Pension Scheme as a percentage of pensionable salary for employers and employees are attached to or set out in the Disclosure Letter and no increase in the rates of any contribution to the Pension Scheme has been agreed or proposed.

22.9	All fees, charges, expenses and contributions which are payable by the Target Group in relation to the Pension Scheme and all contributions due from the employees as members of it have been paid when due.

22.10	All benefits payable, or prospectively or contingently payable, under the Pension Scheme are “money purchase benefits” within the meaning of section 181 Pension Schemes Act 1993.

22.11	Any death benefits payable under the Pension Scheme are fully insured by a reputable insurance company on standard terms with no premiums outstanding.

22.12	None of the employees of the Target Group has been transferred to it in connection with a business transfer to which the TUPE Regulations may have applied and none of the employees of the Target Group (nor any of their dependants) has any right or entitlement to any benefit of any kind based directly or indirectly upon or arising as a consequence of the decisions of the European Court of Justice in Beckmann v Dynamco Whicheloe Macfarlane Limited [2002] or Martin & Others v South Bank University [2003] or any grounds to make a claim against the Target Group in respect of such right or entitlement.

22.13	Neither the Target Group, the Seller, nor any Associated Person is a person who has been a party to an act, an omission or a failure to act relating to a debt due from an employer in relation to a pension scheme under section 75 Pensions Act 1995 and no circumstances exist which would or might result in the Target Group, the Seller or the Purchaser becoming liable under sections 38 to 51 of the Pensions Act 2004 including without limitation:

(A)	to pay any sum specified by a contribution notice as defined in section 38 of the Pensions Act 2004; and/or

(B)	under a financial support direction as defined in section 43 of the Pensions Act 2004.

22.14	In relation to the eighteen (18) employees who have a right to receive enhanced pension benefits by way of a lump sum if they are made compulsorily redundant (the “Enhanced Pension Employees” and the “Enhanced Pension Right”):

(A)	the names of the Enhanced Pension Employees are set out in the Disclosure Letter;

(B)	other than the Enhanced Pension Employees, no current or former employees or directors of the Target Companies have an Enhanced Pension Right or a similar right;

(C)	the letter sent by Richard Bobbett dated 22 August 2007 (the “22 August Letter”) which set out the Enhanced Pension Right confirmed the position as between the Communication Workers Union (on behalf of its members) and Airwave Solutions only, and, so far as the Seller is aware, was not extended to include any other trade unions or other employee representative bodies of any kind or individual employees or directors; and

(D)	other than the 22 August Letter, so far as the Seller is aware, none of the Target Companies have entered into any agreements with any trade unions or other employee representative bodies of any kind or individual employees or directors which provide or may provide current or former employees or directors of the Target Companies with an Enhanced Pension Right or a similar right.

22.15	Following Airwave Solutions’ cessation of participation in the O2 Pension Plan (the “O2 Scheme”) on or around 20 April 2007, it either:

(A)	paid any debt that was triggered under section 75 of the Pensions Act 1995 (“Section 75 Debt”) to the trustees of the O2 Scheme in full; or

(B)	apportioned its Section 75 Debt (or its liabilities in the O2 Scheme if no Section 75 Debt was triggered) to another employer using one of the methods for apportionment set out in The Occupational Pension Schemes (Employer Debt) Regulations 2005 (SI 2005/678);

such that Airwave Solutions is no longer an ‘employer’ or ‘former employer’ for the purposes of pensions legislation and therefore has no further liability (actual or contingent) to or in respect of the O2 Scheme.

23.	POWER OF ATTORNEY AND POWER TO BIND

23.1	There are no powers of attorney granted by the Company or any of the Subsidiaries which are currently in force (except for powers of attorney granted to employees of the Target Group).

23.2	No person (other than the employees or directors of the Target Group), is entitled or authorised in any capacity to bind or commit the Company or any of the Subsidiaries to any obligation outside the ordinary course of the Business.

23.3	The Disclosure Letter specifies those persons who have authority to bind the Company and the Subsidiaries in the ordinary course of the Business.

24.	TRANSACTIONS WITH THE SELLER AND SELLER’S INTERESTS

24.1	Other than pursuant to the Management Fee Deed and Transaction Documents and except for the Indebtedness being released pursuant to the Intra-Group Loan Releases, there is no outstanding Indebtedness or other liability (actual or contingent) and no outstanding contract, commitment or arrangement between the Company or any of the Subsidiaries and any of the following:

(A)	the Seller, or any other member of the Seller’s Group; or

(B)	a Director, or a director of any other member of the Seller’s Group (or a person Connected with any of them).

24.2	Except pursuant to the Management Fee Deed and the Transaction Documents, neither the Seller, nor any member of the Seller’s Group, is entitled to a claim of any nature against the Company or any of the Subsidiaries, or has assigned to any person the benefit of any such claim.

Part B

Tax Warranties

1.	Each Target Company has within the requisite time limits duly made all returns, given all notices and supplied all other information required to be supplied to HMRC and/or any other Tax Authority and all such information, returns and notices were when given or supplied and are now accurate in all material respects and made on a proper basis and are not the subject of any dispute with any Tax Authority.

2.	The provisions or reserves for Tax appearing in the Accounts are sufficient (on the basis of the rates of tax current at the date of this Agreement) to cover all Tax for which any Target Company was at the Balance Sheet Date or may after that date become or have become liable on or in respect of, or by reference to, any profits, gains or income (whether deemed or actual) for any period ended on or before the Balance Sheet Date or in respect of any distribution or transaction made or entered into, or deemed made or entered into, on or before the Balance Sheet Date.

3.	Each Target Company is in possession and control of all records and documentation that it is obliged to hold, preserve and retain for the purposes of any Tax and of sufficient information to enable it to compute correctly its liability to Tax in so far as it relates to any event occurring on or before Completion.

4.	Each Target Company has duly deducted, withheld, paid and accounted for all Tax due to have been deducted, withheld, paid or accounted for by it before the date of this Agreement and is not and has not at any time since the Balance Sheet Date been liable to pay interest on any unpaid tax.

5.	Each Target Company is a registered and taxable person for the purposes of value added tax and has complied with all the requirements of the Value Added Tax Act 1994 (the “VATA 1994”) and all applicable regulations relating to value added tax.

6.	Each Target Company has only ever been resident for Tax purposes in its jurisdiction of incorporation.

7.	The Disclosure Letter contains details of any payments or loans made to, any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any employee or former employee (or any associate of such employee or former employee) of a Target Company by an employee benefit trust or another third party, falling within the provisions of Part 7A to ITEPA 2003 (introduced by Finance Act 2011 with effect from 6 April 2011) and details of any trust or arrangement capable of conferring such a benefit.

8.	The Disclosure Letter contains details of all concessions, agreements and arrangements that each Target Company has entered into with a Tax Authority.

9.	No Target Company has, within the period of five (5) years preceding Completion, been concerned in an exempt distribution (within the meaning given to that expression in section 1090 of CTA 2010).

10.	All financing costs, including interest, discounts and premiums payable by any Target Company in respect of its loan relationships within the meaning of Part 5 of CTA 2009 are eligible to be brought into account by the relevant Target Company as a debit for the purposes of Part 5 of CTA 2009 at the time, and to the extent that such debits are recognised in the statutory accounts of the relevant Target Company.

11.	Except as provided in the Accounts, no Target Company is, or will be, obliged to make or be entitled to receive any payment for the surrender of group relief (within the meaning of Part 5 of CTA 2010) in respect of any period ending on or before Completion, or any payment for the surrender of the benefit of an amount of advance corporation tax or any repayment of such a payment in each case not being a payment or repayment to or by another Target Company.

12.	No Target Company agreed to enter into an election pursuant to sections 171A or 179A of the Taxation of Chargeable Gains Act 1992, paragraph 16 of Schedule 26 to the Finance Act 2008, or section 792 of CTA 2009 (or paragraph 66 of Schedule 29 to the Finance Act 2002), save for any election with another Target Company.

13.	Neither the execution nor completion of this Agreement, nor any other event since the Balance Sheet Date, will result in any chargeable asset being deemed to have been disposed of and re-acquired by a Target Company for Taxation purposes or to the clawback of any relief previously given.

14.	Neither the Company nor any Subsidiary has ever been party to any arrangements pursuant to sections 59F-G of the Taxes Management Act 1970 (group payment arrangements).

15.	Any document that may be necessary in proving the title of the Company or any Subsidiary to any asset which is owned by the Company or any Subsidiary at Completion, is duly stamped for stamp duty purposes. No such documents which are outside the UK would attract stamp duty if they were brought into the UK.

16.	Neither entering into this Agreement nor Completion will result in the withdrawal of any stamp duty or stamp duty land tax relief granted on or before Completion to any Target Company.

17.	No Target Company is, or will become, liable to make to any person (including any Tax Authority) any payment in respect of any liability to taxation which is primarily or directly chargeable against or attributable to, any other person (other than another Target Company).

18.	All transactions or arrangements made by a Target Company have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully documented.

19.	No Target Company has been involved in any transaction or series of transactions the main purpose, or one of the main purposes, of which was the avoidance of tax or any transaction that produced a tax loss with no corresponding commercial loss.

20.	All intercompany and third party loans to which a Target Company is or has in the past 3 years been a party have been accounted for on an amortised cost basis and any loans between the Seller and the Company which are to be released on Completion have been documented in writing.

21.	No Target Company has exercised any option to tax under Part 1 of Schedule 10 to the Value Added Taxes Act 1994 in relation to any of the Properties.

SCHEDULE 2

TAX COVENANT

1.	Definitions and Interpretation

1.1	The definitions and rules of interpretation in this paragraph apply in this Schedule.

“Accounts Relief” means a Relief:

(a)	the availability of which has been shown as an asset (including a right to repayment of Tax) in the 30 June 2015 Audited Accounts; or

(b)	the availability of which has been taken into account in computing (and so reducing or eliminating) any provision for deferred Tax in the 30 June 2015 Audited Accounts (or which, but for such Relief, would have appeared in the 30 June 2015 Audited Accounts);

“Buyer’s Relief” means:

(a) any Accounts Relief;

(b) any Post 30 June 2015 Relief; and

(c) any Relief arising to any member of the Buyer’s Tax Group (other than a Target Company) at any time;

“Buyer’s Tax Group” means the Buyer and any company in the same Tax Group from time to time;

“Claim for Tax” means any assessment, self-assessment, notice, letter, determination, demand or other document issued or action taken by or on behalf of any Tax Authority (whether issued or taken before or after the date of this Agreement and whether satisfied or not at the date of this Agreement) or other occurrence from which it appears that a Target Company or the Buyer is or may be subject to a Tax Liability;

“Event” includes (without limitation) any event, transaction (including, without limitation, the execution of and Completion of this Agreement), payment, action, circumstance, dealing, state of affairs, expiry of any time period, default, omission or occurrence of any nature whatsoever and whether or not the Target Company or the Buyer is a party to it, and also the death or the winding up or dissolution of any person, any change in residence of a person for the purposes of any Tax, any failure to take action which would have prevented or avoided an apportionment or deemed distribution of income (regardless of whether any action taken after Completion could have prevented or avoided the apportionment or deemed distribution), a Target Company becoming, being or ceasing to be a member of a group of companies (however defined) or becoming or ceasing to be associated or connected with any person for the purposes of any Tax, and in any one or more such case whether alone or in any combination;

“Fee and Guarantee Deed” means the fee and guarantee deed to be entered into at the same time as the Termination Deed between (1) the Guarantor and (2) LuxCo in order to document the parties’ ongoing obligations in respect of the termination of the Management Fee Deed;

“Group Relief” means:

(a)	group relief capable of being surrendered or claimed pursuant to Part 5 of the Corporation Tax Act 2010;

(b)	advance corporation tax capable of being surrendered or claimed pursuant to regulation 15 of the Corporation Tax (Treatment of Unrelieved Surplus Advance Corporation Tax) Regulations 1999 (SI 1999/358);

(c)	a tax refund capable of being surrendered or claimed pursuant to section 963 of the Corporation Tax Act 2010;

(d)	the notional transfer of an asset or reallocation of a gain or loss pursuant to section 171A or section 179A TCGA 1992 and the notional reallocation of gain pursuant to section 792 of the Corporation Tax Act 2009); and

(e)	eligible unrelieved foreign tax surrendered or claimed pursuant to the Double Taxation Relief (Surrender of Relievable Tax within a Group) Regulations 2001 (SI 2001/1163);

“Group Relief Amounts” means, in relation to the accounting period ended 30 June 2015, the maximum amount of Group Relief capable of being surrendered by the Company and claimed by any of its Subsidiaries for those periods as agreed between the Buyer and the Seller and, in relation to the accounting period commencing 1 July 2015, the maximum amount of Group Relief capable of being surrendered by the Company and claimed by any of its Subsidiaries for those periods as determined by the Buyer;

“Group Relief Surrender” means the surrender by the Company to any of its Subsidiaries of the Group Relief Amounts;

“Income, Profits or Gains” means income, profits, gains and any other consideration, value, receipt or measure by reference to which Tax is chargeable or assessed;

“Interest Payments” means interest that has been accrued by the Company to the Seller in the accounting period ending 30 June 2015 and the accounting period commencing prior to the Intragroup Release Date under the terms of the £254 million loan between the Company and the Seller;

“Intragroup Release Date” means the date of the release of the £254 million loan between the Company and the Seller;

“Post 30 June 2015 Relief” means a Relief which arises to a Target Company as a result of or in connection with:

(a)	any Event occurring;

(b)	any Income, Profits or Gains earned, accrued or received,

after 30 June 2015;

“Relief” includes any relief, loss, allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any Income, Profits or Gains for the purposes of any Tax, or any right to a repayment of or saving of Tax (including any repayment supplement or interest in respect of Tax), and:

(a)	any reference to the use or set-off of a Relief shall be construed accordingly and shall include use or set-off in part; or

(b)	any reference to the loss of a Relief shall include the absence, failure to obtain, non-existence, non-availability, disallowance, withdrawal, clawback or cancellation of any such Relief and shall also include such Relief being available only in a reduced amount and lost as it relates to a Relief shall be construed accordingly;

“Seller Group Relief Surrender” means in relation to the accounting period ending 30 June 2015 and the accounting period commencing prior to the Intragroup Release Date the surrender of such amount of Group Relief by the Company to the Seller as is permitted by law and provided that it is an amount of Group Relief not greater than that required to reduce the Seller’s liability to corporation tax on Interest Payments to £nil;

“Tax” or “Taxation” means, whether or not directly or primarily chargeable against or attributable to the Target Company and regardless of whether the Target Company has, or may have, any right of reimbursement against any other person):

(a)	any form of tax, levy, impost, duty, contribution, customs and other import duties, liability and charge in the nature of taxation and all related withholdings or deductions of any kind (including, for the avoidance of doubt, any liability under section 455 of the Corporation Tax Act 2010 and national insurance contribution liabilities in the United Kingdom and corresponding obligations elsewhere) wherever and whenever payable and both of the UK or any equivalent tax in any other jurisdiction and shall further include any amount payable as a consequence of any claim, direction order or determination of any Tax Authority; and

(b)	all fines, penalties, charges and interest included in or relating to any of the above or to any obligation in respect of any of the above;

“Tax Group” means those companies treated for the purposes of determining the amount of or liability for or relief from any Tax as being members of the same group of companies;

“Tax Liability” means:

(a)	a liability to make an actual payment or increased payment of, or in respect of, or on account of, Tax (Actual Tax Liability), in which case the amount of the Tax Liability shall be the amount of the actual payment or increased payment;

(b)	the loss of an Accounts Relief in which case the amount of the tax liability shall be the amount of Tax which would (on the basis of Tax rates current at the date of such loss assuming for this purpose the relevant Target Company had sufficient profits or was otherwise in a position to use the Relief and disregarding the availability of any other Relief to the relevant Target Company) have been saved or, where the Relief is a right to repayment of Tax, the amount of the repayment; and

(c)	the use or setting off of any Buyer’s Relief in circumstances where, but for such use or setting off, the Target Company would have had an Actual Tax Liability in respect of which the Seller would have been liable under this Schedule, in which case the amount of the Tax Liability shall be the amount for which the Seller would have been liable under this Schedule but for such set-off or utilisation;

“Taxes Act” means the Income and Corporation Taxes Act 1988;

“TCGA 1992” means the Taxation of Chargeable Gains Act 1992;

“value added tax” means any value added tax or equivalent tax in any other jurisdiction; and

“VATA 1994” means the Value Added Tax Act 1994.

1.2	In this Schedule:

(A)	references to Income, Profits or Gains earned, accrued or received (or to an Event occurring) on or before a particular date (including Completion) or in respect of a particular period shall include Income, Profits or Gains which are deemed for the purposes of any Tax to have been earned, accrued or received (or, as the case may be, an Event which is deemed to have occurred) on or before that date or in respect of that period as the case may be;

(B)	references to a payment or distribution made on or before a particular date shall include:

(1)	any payment or distribution which on or before that date has fallen due; and

(2)	any act or transaction which has occurred on or before that date and is or has been deemed to be a payment or distribution for the purposes of any Tax;

(C)	words and expressions defined in this Agreement have the same meanings in this Schedule and any provisions in this Agreement concerning matters of interpretation or construction shall apply equally to this Schedule save as otherwise provided in this Schedule;

(D)	references to paragraphs are references to paragraphs of this Schedule unless stated otherwise;

(E)	the rule known as the ejusdem generis rule shall not apply and accordingly general words shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things; and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words;

(F)	reference to any statute shall include any supplementary, subordinate or amending legislation and any consolidating or rewritten legislation;

(G)	references to any law of the United Kingdom shall be read and construed as also meaning any law of any other jurisdiction that has an equivalent purpose or that most nearly approximates to the UK law;

(H)	any stamp duty which would be payable on any document in order for it to be produced as evidence in court (whether or not the document is presently within the United Kingdom), provided such document is either necessary to establish the title of the relevant Target Company to any asset or is a document in the enforcement or production of which the relevant Target Company is interested, and any interest, fine or penalty relating to any such stamp duty, will be deemed to be an Actual Tax Liability of the relevant Target Company arising in consequence of an Event occurring on the last date it would have been necessary to pay such stamp duty in order to avoid any liability to interest or penalties on paying it;

(I)

for the avoidance of doubt, references to any Tax Liability of the relevant Target Company which results from any gains earned, received or accruing on or before Completion or any Event on or before Completion include a reference to any Tax Liability of the relevant Target Company arising as a result of Completion or of entering into this Agreement, or of the satisfaction of any condition in this

Agreement, or as a result of forming the intention, or of entering upon arrangements, to enter into this Agreement (including any liability as the result of any company ceasing to be, or ceasing to be treated as, a member of a group of companies for the purpose of any Tax);

(J)	the words connected and controlled shall be construed in accordance with the provisions of sections 1122 and 1124 of the Corporation Tax Act 2010 respectively;

(K)	where references are made to any notice to be given, or to any other communication that is to be made, to the Seller by the Buyer, any reference to the Seller shall include any representative of the Seller agreed between the Parties under this Agreement or otherwise; and

(L)	references to the due date for payment of any Tax shall be read and construed as a reference to the last day on which such Tax may by law be paid without incurring a penalty or liability for any interest, charge, surcharge, penalty, fine or other similar imposition accruing or without a surcharge liability notice being liable to be issued (after taking into account any postponement of such date which is obtained for such Tax).

2.	Covenant

Under a covenant on the terms set out in this paragraph 2 and subject to paragraph 3 of this Schedule and to the provisions of this Agreement (where this Agreement expressly provides as applying to this Schedule), the Seller shall pay to the Buyer an amount equal to:

2.1	any Tax Liability of a Target Company which arises:

(A)	in consequence of or in respect of or by reference to an Event which occurred on or before Completion; or

(B)	in consequence of or in respect of or by reference to any Income, Profits or Gains which were earned, accrued or received on or before Completion; or

(C)	in consequence of any failure to discharge or default in discharging any of the Seller’s obligations under paragraphs 9 and 10, including any failure to meet any relevant time limit.

2.2	any Tax Liability which is the liability of another person (the “Primary Person”) for which the Target Company, the Buyer or any other member of the Buyer’s Tax Group is liable in consequence of both:

(A)	the Primary Person failing to discharge such Tax Liability; and

(B)	the Target Company at any time before Completion:

(1)	being a member of the same Tax Group as the Primary Person; or

(2)	being treated for the purpose of any Tax as having control of, being controlled by, or being otherwise connected with, the Primary Person or being controlled by or connected with the same person as the Primary Person for any Tax purpose;

2.3	any Tax Liability of a Target Company arising as a result of or in connection with:

(A)	any liability to operate PAYE or to deduct or account for national insurance contributions as a result of or in connection with the issue or transfer of securities or an interest in securities on or before Completion; or

(B)	Part 7A of ITEPA 2003 (introduced by the Finance Act 2011 with effect from 6 April 2011) including any liability arising at any time as a consequence of or in respect of or by reference to any payments or loans made to, any assets made available or transferred to, or any assets earmarked, however informally, for the benefit of, any employee or former employee of the Target Company, or for the benefit of any relevant person, by an employee benefit trust or another third party where the arrangement giving rise to the charge was entered into at a time when the third party was acting on the instructions of, or for the benefit of, the Seller or an associate of the Seller;

2.4	any liability of a Target Company to make a payment, or to make a repayment of the whole or any part of any payment, to any person (other than a member of the Buyer’s Tax Group and, for the avoidance of doubt, other than to another Target Company) in respect of Group Relief pursuant to any arrangement or agreement entered into by the relevant Target Company on or before Completion;

2.5	any Tax Liability of a Target Company within paragraph (b) or (c) of the definition of Tax Liability (save to the extent payment has already been made by the Seller under paragraph 2.1 (A) or (B) of this Schedule); and

2.6	any reasonable costs and expenses suffered or properly incurred by the Buyer or a Target Company or any member of the Buyer’s Tax Group in connection with any Claim for Tax the subject of a valid claim under this Schedule.

3.	Exclusions

3.1	The Seller shall not be liable under paragraph 2 (or, as appropriate, the liability of the Seller shall be reduced) in respect of any Tax Liability of the Target Company:

(A)	to the extent that specific provision or reserve in respect of such liability was made in the 30 June 2015 Audited Accounts (excluding the notes to those Accounts and excluding any provision or reserve made in respect of deferred Tax);

(B)	to the extent that the liability is increased as a result only of any increase in rates of Tax which is announced and comes into force after Completion or of any change in law which is announced and comes into force after Completion but this paragraph 3.1(B) shall not apply to any amount payable under paragraph 11;

(C)	to the extent that the liability would not have arisen but for a voluntary act, omission or transaction of the relevant Target Company after Completion or of the Buyer or any member of the Buyer’s Tax Group except where such act, omission or transaction was:

(1)	a voluntary act, omission or transaction of the relevant Target Company carried out or effected pursuant to a binding obligation of the Target Company entered into on or before Completion; or

(2)	required by law or was a regulatory, financial reporting or accounting practice or requirement which applied to the relevant Target Company on or before Completion and with which the Target Company did not comply; or

(3)	carried out with the written consent of the Seller; or

(4)	in the ordinary course of business of the relevant Target Company.

(D)	to the extent recovery (less costs and expenses of recovery) has been made by the Buyer under the Warranties;

(E)	to the extent that the liability would not have arisen but for a cessation or major change in the nature or conduct of any trade carried on by the Target Company or any increase in capital of a Target Company being a change or cessation or increase after Completion other than as a result of an act or omission of the Seller or any member of the Target Group occurring before Completion;

(F)	to the extent that the liability arises as a result of the provisions of Chapter 16A of Part 2 of the Capital Allowances Act 2001;

(G)	to the extent that the liability arises as a result of Part 14A and 14B of the Corporation Tax Act 2010 or sections 16A, 184A to 184F, 184G and 184H of the Taxation of Chargeable Gains Act 1992 applying in relation to an Event occurring after the signing of this Agreement;

(H)	to the extent that the liability arises as a result of a transaction in the ordinary course of business of the relevant Target Company between 1 July 2015 and Completion and is not interest or a penalty;

(I)	to the extent that such liability arises as a result of the failure by the Target Company to make any claim, election, surrender or disclaimer or give any notice or consent after Completion the making, giving or doing of which was taken into account in the Audited 30 June 2015 Balance Sheet and full details of which are notified in writing to the Buyer at least ten (10) Business Days prior to the last date upon which the claim, election, surrender or disclaimer may legally and validly be made, given or done;

(J)	to the extent that the liability is a liability to pay interest and/or penalties for the late payment of Tax and arises as a direct result of the failure by the Target Company to correctly prepare any computation, return, election, surrender, consent or notice for which the Seller has no responsibility under this Schedule;

(K)	to the extent that the Tax Liability is a liability to pay stamp duty on the sale of the Shares under this Agreement;

(L)	to the extent that the liability arises solely as a result of the Fee and Guarantee Deed or as a result of the termination of the Management Fee Deed under the Termination Deed or any other document the purpose of which is to terminate the Management Fee Deed;

(M)	to the extent that the liability would not have arisen but for the amendment, variation or revocation by the Company after Completion of any Group Relief claimed for any accounting periods ending on or before 30 June 2014 (save where such amendment, variation or revocation is required by law);

(N)	to the extent that the Tax Liability is a liability to pay VAT on the Transaction Fees.

3.2	The provisions of paragraph 3.1 will not apply to any claim by the Buyer against the Seller which arises or is delayed as a result of fraud or fraudulent misrepresentation by the Seller.

3.3	The provisions of Schedule 3 to this Agreement shall apply to this Schedule where expressly provided therein.

4.	Recovery from Third Parties

4.1	Where a payment has been made by the Seller under paragraph 2 and the relevant Target Company or any other member of the Buyer’s Tax Group has recovered or subsequently recovers from any person (other than the Buyer, a Target Company or any member of the Buyer’s Tax Group or any employee or director of any of them or under or in connection with the WI Policy, but including a Tax Authority) any sum in respect of such Tax Liability (other than by reason of the use or set off of a Buyer’s Relief), the Buyer shall (and shall procure that the Company or the relevant member of the Buyer’s Tax Group shall) account to the Seller for the lesser of:

(A)	any amount recovered and actually received by the Target Company or the member of the Buyer’s Tax Group as applicable (which is not repayable to the insurer under the WI Policy) net of any Tax on such amount and net of any Tax that would have been payable but for the use or set off of any Accounts Relief or Buyer Relief; and

(B)	the amount paid by the Seller under paragraph 2 in respect of that Tax Liability.

4.2	Any payment by the Buyer to the Seller under this paragraph 4 shall be reduced by the amount of any reasonable costs and expenses suffered or incurred by the relevant Target Company and the Buyer and any other member of the Buyer’s Tax Group in recovering any amount from any third party and shall be further reduced by any amount of the payment by the Seller referred to in paragraph 4.1 which has previously been repaid to the Seller.

4.3	The Buyer shall notify the Seller of any right of recovery of any sum to which this paragraph 4 would apply, as soon as reasonably practicable after becoming aware of the same.

5.	Conduct of Claims

5.1	Subject to paragraph 5.2 if the Buyer or the Target Company becomes aware of a Claim for Tax which could give rise to a liability of the Seller under paragraph 2, the Buyer shall or shall procure that the Target Company shall as soon as reasonably practicable give notice to the Seller of the Claim for Tax (including reasonable details thereof) provided always that the giving of such notice shall not be a condition precedent to the liability of the Seller.

5.2	If the Seller becomes aware of a Claim for Tax the Seller shall notify the Buyer in writing as soon as reasonably practicable and the Buyer shall be deemed to have given the Seller notice of the Claim for Tax on receipt of such notification for the purposes of this paragraph 5.

5.3	The provisions of paragraph 9.2 of Schedule 3 to this Agreement shall apply to this Schedule as if the same were set out herein but substituting reference to a Third Party Claim for reference to a Claim for Tax.

6.	Date of Payment

Payment by the Seller in respect of any liability under this Schedule must be made in cleared and immediately available funds on the following days:

(A)	in the case of a Tax Liability that is an Actual Tax Liability the later of seven (7) Business Days before the due date for payment and ten (10) Business Days after the date the Buyer serves notice on the Seller requesting payment;

(B)	in the case of a liability under paragraph 2.4 ten (10) Business Days following the date the Buyer serves notice on the Seller requesting payment or, if later, five (5) Business Days before the payment or repayment becomes due and payable;

(C)	in respect of a Tax Liability which is not an Actual Tax Liability the later of ten (10) Business Days after the date the Buyer serves notice on the Seller requesting payment and:

(1)	the due date for payment of the Tax that would have been relieved (disregarding the availability of any other Relief) in the case of the loss of or failure to obtain an Accounts Relief that is not a right to repayment of Tax;

(2)	the date on which the Tax would otherwise have been repaid in the case of the loss of or failure to obtain an Accounts Relief that is a right to repayment of Tax; or

(3)	the due date for payment of the Tax which the Target Company would have had to pay but for the use or set off of a Buyer’s Relief in the case of the use or set-off of a Buyer’s Relief against an Actual Tax Liability in respect of which the Seller would otherwise have been liable.

7.	Interest on Late Payment

Interest shall be paid at the Default Interest rate on any amount due under this Schedule which has not been paid in accordance with paragraph 6 such interest to accrue from day to day (after as well as before any judgement for the same) up to an including such date as any such amount is actually paid.

8.	Corporation Tax Returns

8.1	The Buyer shall procure that the Company keeps the Seller fully informed of any material issues in relation to its Tax affairs in respect of any accounting period ended on or before Completion for which final agreement with the relevant Tax Authority of the amount of Tax due from the Company has not been reached. The Company will not submit any substantive correspondence or submit or agree any material return or computation for any such period to any Tax Authority without giving the Seller a reasonable opportunity to comment and taking account of the Seller`s reasonable representations. The Buyer shall procure that, to the extent necessary after allowing for any Seller Group Relief Surrender required for the period ending 30 June 2015, the Target Companies shall claim such capital allowances as are permitted to be claimed by law and required to reduce the corporation tax liabilities of the Target Companies to £nil or to the lowest figure permissible for the accounting period ended 30 June 2015.

8.2	In respect of any accounting period commencing prior to Completion and ending after Completion (the “Straddle Period”) the Buyer shall procure that the corporation tax returns for the Target Company shall be prepared in a manner consistent with past practices and without a change of any accounting method (except to the extent necessary to comply with applicable law or accounting standards).

8.3	The Seller shall (at its expense) provide the Buyer and the Target Company with all reasonable assistance, co-operation and information in respect of the Straddle Period and accounting periods referred to in paragraph 8.1, including (but not limited to) information and co-operation requested in connection with Tax returns and Tax documents outstanding at Completion and in connection with all negotiations, correspondence and agreements in respect of the relevant Target Company’s Tax Liability.

9.	VAT Group Arrangements

9.1	The Seller shall contribute to Airwave Solutions as representative member of the VAT group of which the Seller was a member immediately before Completion (the “Seller’s VAT Group”) such proportion of any value added tax for which Airwave Solutions is accountable and which is properly attributable to supplies, acquisitions and importations (“Supplies”) made before Completion by the Seller ,such contribution to be made in cleared funds five (5) Business Days before the day on which Airwave Solutions is required to account for such value added tax to HMRC.

9.2	Airwave Solutions shall pay to the Seller an amount equal to any input tax to which the Seller is entitled to a credit and which is input tax on supplies to the Seller made before Completion.

9.3	The Seller will, on or before Completion, give notice to HMRC (copying the notice to the Buyer) that the Company (and relevant Subsidiaries) will cease to be under its control with effect from Completion and will use its best endeavours to procure that the date on which the Company and relevant Subsidiaries cease to be members of the Seller’s VAT Group falls on Completion.

9.4	The deeming provisions of section 43(1) of the VATA 1994 will be disregarded in determining for the purposes of paragraph 9.1 and 9.2 what supplies have been made or are deemed to have been made by or to any person.

9.5	The Buyer shall procure that an amount equal to any payment made by the Seller under this paragraph shall be promptly and duly accounted for to HMRC.

10.	Group Relief

10.1	The Seller and the Buyer will and will procure that each relevant Target Company will take such action as is necessary to enable the Group Relief Surrender to be made and be given full effect.

10.2	The Buyer will and will procure that each relevant Target Company will take such action as is necessary to enable the Seller Group Relief Surrender to be made and given full effect. The Seller Group Relief Surrender shall be for no consideration.

10.3	The Seller will take such action as is necessary to enable the Seller Group Relief Surrender to be made and given full effect.

10.4	The Buyer will procure that no claim for Group Relief surrendered to the Seller for any period ended on or before 30 June 2014 shall be amended, varied or revoked (save where such amendment, variation or revocation is required by law).

10.5	The Buyer or the Seller shall if it becomes aware of a request for further information in connection with any Tax return or amended Tax return or in connection with any representation or undertaking relevant to a claim for Group Relief, give the other a copy of that request or inform the other where the request was made other than in writing.

10.6	The Seller will not and will procure that a Target Company does not, on or before Completion, withdraw or amend, any Tax return, claim, election, surrender of Group Relief or notice of consent to surrender Group Relief made by a Target Company on or before Completion, unless the Buyer gives prior written agreement to the same.

10.7	The Seller shall notify the Buyer in writing not less than ten (10) Business Days before the last date on which a Seller Group Relief Surrender can be made, of the amount of such Seller Group Relief Surrender and the need for the making of the same.

11.	Deductions from Payments

11.1	All sums payable by the Seller to the Buyer under this Schedule shall be paid without any rights of counterclaim and set-off and free and clear of all deductions or withholdings of any kind, save only as may be required by law.

11.2	Should the Seller be required by law to make a deduction or withholding from any payment referred to in this Agreement, the Seller shall provide such evidence of the relevant withholding as the Buyer may reasonably require and shall pay to the Buyer such sum as will, after the deduction or withholding has been made, leave the Buyer with the same amount as the Buyer would have received had no deduction or withholding been made.

11.3	If any sum payable by the Seller to the Buyer under this Agreement is subject to Tax in the hands of the Buyer, the Seller shall pay such additional amount as shall ensure that the net amount received by the Buyer shall be the amount that the Buyer would have received if the payment had not been subject to Tax.

11.4	If the Buyer would, but for the availability of a Buyer’s Relief, incur a Taxation liability falling within paragraph 11.3, it shall be deemed for the purposes of that paragraph to have incurred and paid that liability.

11.5	If the Buyer assigns the benefit of this Tax Covenant or this Agreement, the Seller shall not be liable pursuant to paragraph 11.2 or paragraph 11.3, save to the extent that the Seller would have been so liable had no such assignment occurred.

12.	General

12.1	No delay or omission by the Buyer in exercising any rights under this Schedule shall prejudice such rights or be construed as a waiver or partial waiver of such rights, nor shall it exclude the further exercise of such rights.

12.2	The Buyer shall in its absolute discretion decide whether to make a claim under this Schedule or the Tax Warranties or both.

12.3	The Seller shall not plead the Limitation Act 1980 in defence of any claim brought under this Schedule.

SCHEDULE 3

LIMITATIONS ON CLAIMS

1.	Definitions and Interpretation

In this Schedule (unless the context otherwise requires):

(A)	a “Claim” means any Warranty Claim, Tax Claim or Tax Warranty Claim;

(B)	“determination” means a judgement by a court of competent jurisdiction and no right of appeal lies in respect of such judgement or the parties are debarred by passage of time or otherwise from making an appeal (as the case may be) and “determined” shall be construed accordingly;

(C)	a “Tax Claim” means any claim under the Tax Covenant;

(D)	a “Tax Warranty Claim” means any claim under the Tax Warranties; and

(E)	a “Warranty Claim” means any claim under the Warranties.

2.	Time Limits

2.1	The Seller shall not be liable for any Claim (which is not a Tax Warranty Claim or Tax Claim) unless written notice of the claim has been given to the Seller by or on behalf of the Buyer on or before the date which is twelve (12) months from the Completion Date.

2.2	The Seller shall not be liable for any Tax Warranty Claim or a Tax Claim unless written notice of the claim has been given to the Seller by or on behalf of the Buyer on or before the date which is six (6) years from the Completion Date.

2.3	The written notice of the Claim shall give such reasonable details of the nature of the Claim of which the Buyer is then aware, and, to the extent practicable, the Buyer’s reasonable estimate as at such time of the amount of that Claim; for the avoidance of doubt, failure to give any such details shall not invalidate a Claim except to the extent that such failure materially prejudices the Seller’s ability to defend the relevant Claim.

2.4	Any Claim shall be deemed to be withdrawn (if it has not been previously satisfied, settled or withdrawn) unless legal proceedings in respect thereof have been commenced within nine (9) months of the giving of written notice of the Claim. For this purpose such legal proceedings shall not be deemed to have commenced unless both issued and served provided that this nine month time limit shall not start to run in relation to a contingent or unquantifiable Claim until such Claim has become an actual liability or capable of being quantified.

3.	Upper Limit

In the event that Completion occurs, except in the event of its fraud, the Seller’s liability for all Claims under or pursuant to this Agreement shall be limited to the Escrow Amount and the Buyer’s sole recourse against the Seller shall be against the balance standing to the credit of the Escrow Account.

4.	Lower Limit

The Seller shall not be liable for any Claim, unless the amount of such Claim, when taken together with the aggregate amount of all other Claims, exceeds £400,000 (the “Threshold”), in which event the Seller shall, subject to the other limits contained in this Schedule, be liable for the whole amount of the Claim and not just for the amount by which such aggregate amount exceeds the Threshold.

5.	Allowances, Provisions and Reserves

The Seller shall not be liable for any Claim to the extent that any specific allowance, provision or reserve has been Disclosed in the Accounts, or taken into account in the calculation of Net Cash, Agreed Deductions or Agreed Liabilities in respect of the fact, matter, event or circumstance giving rise to such Claim.

6.	Disclosure

All Warranties shall be qualified by any fact, matter or event or circumstance which is Disclosed by this Agreement, any other Transaction Document or the Disclosure Letter. The Seller shall not be liable in respect of any fact, matter, or circumstance which the Buyer is actually aware of at the date of this Agreement which constitutes a breach of Warranty.

7.	Historic Events

The Parties agree that no Warranty shall be given, and the Seller shall not be liable for a Claim, in respect of any facts, matters or circumstances that arose before or pre-date 18 April 2007, and where any Warranty relates to the period prior to the date of this Agreement without a specified limit in time, such Warranty shall be deemed to relate only to the period after 18 April 2007.

8.	Changes on and/or after Completion

The Seller shall not be liable for any Claim to the extent that it arises, or is increased or extended by:

8.1	any decision of any court or tribunal or the passing or coming into force of or any change in any legislation, regulation, directive or any published practice of any government, government department or agency or regulatory body (including extra statutory concessions of HMRC), or any increase in rates of Taxation in each case made on and/or after the date of this Agreement;

8.2	any change after the date of this Agreement of any generally accepted interpretation or application of any legislation or regulation;

8.3	any change after the date of this Agreement of any generally accepted accounting principles, procedure or practice;

8.4	any change in the accounting reference date of the Buyer or any Target Group Company made on and/or after Completion; or

8.5	the voluntary winding up of, or voluntary cessation of the Business or any voluntary material change in the nature or conduct of the Business occurring after Completion other than as a result of an act or omission of any Seller or any member of the Target Group occurring before Completion.

8.6	any voluntary act, omission or transaction carried out:

(A)	on or after the date of this Agreement by the Buyer, any other member of the Buyer’s Group or any Target Company (other than (i) pursuant to a binding obligation or commitment in existence at the date of this Agreement which was not entered into at the written direction or request of the Buyer or (ii) in the ordinary course of business of the relevant company); or

(B)	before Completion by any member of the Seller’s Group or any Target Company at the written direction or request of, or with the written consent of, the Buyer or any member of the Buyer’s Group.

8.7	any breach by the Buyer or any other member of the Buyer’s Group of any obligations assumed by it or them in any Transaction Document.

9.	Conduct of Claims

9.1	If the Buyer becomes aware of any claim by a third party which might reasonably be expected to result in a Claim being made (a “Third Party Claim”), the Buyer shall within fifteen (15) Business Days of becoming aware of it, give written notice of such Third Party Claim to the Seller but such notification shall not be a condition precedent to the liability of the Seller in respect of.

9.2	Subject to:

(A)	the requirements (if any) of the Buyer’s Group or the Target Group’s insurers; and

(B)	not waiving privilege of any member of the Buyer’s Group or the Target Group’s the Buyer shall use its reasonable endeavours to procure that the Target Group shall consult fairly with the Seller in relation to any Third Party Claim, supply the Seller with such information and copies of documents in the Purchaser’s possession relating to any Third Party Claim that the Seller reasonably requires and deal with any Third Party Claim having given due consideration to the reasonable representations and views of the Seller (but without prejudice to the protection of the legitimate commercial interests of the Buyer’s Group and the Target Group).

10.	Limitations to be enforceable against Third Parties

If any person other than the Buyer is entitled to bring any Claim against the Seller by virtue of the assignment of any benefit under the Agreement or otherwise, the Seller shall be entitled to rely on the provisions of this Schedule as if such claimant were the Buyer.

11.	Effect

The provisions of this Schedule apply notwithstanding any other provision of this Agreement and will not be discharged or cease to have effect as a result of Completion or of any matter or event.

12.	Insurance

12.1

The Seller shall not be liable for any loss, damage or liability which is the basis of Warranty Claim and/or Tax Claim where, but only to the extent that, the Buyer or any member of the Buyer Group actually makes a net recovery under an insurance policy in respect of such loss, damage or liability which is the basis of such Warranty Claim and/or Tax Claim or would have been able to make recovery in circumstances where the relevant insurance cover for any Target Group Company current at Completion had been maintained in full force and effect after Completion.

12.2	Where the Buyer or any member of the Buyer Group has the benefit of a policy of insurance (other than the WI Policy) capable of responding to the losses (subject to any applicable excess or deductibles under the relevant policy of insurance) that have given rise to a Warranty Claim and/or Tax Claim, the Buyer shall, provided that to do so would not have a material adverse effect on the ability of any member of the Buyer’s Group to make a claim under the relevant policy of insurance in respect of an unrelated matter, use reasonable endeavours to first pursue, or procure the pursuit of, recovery of such losses against the relevant insurers (where permitted under the relevant insurance policy) and, to the extent of the amount claimed under such insurance policy, shall not require the Seller to make any payment in respect of any such Warranty Claim and/or Tax Claim during any period when such right of recovery against any relevant insurers is being actively pursued and until the relevant claim against the insurers has been settled, agreed or otherwise determined. For the avoidance of doubt, to the extent that any potential payment in respect of such Warranty Claim and/or Tax Claim exceeds the potential recovery under such insurance policy, the foregoing sentence shall not delay any obligation to pay in respect of such excess. The amount recoverable under the Warranty Claim and/or Tax Claim shall be reduced by any amount which is recovered under such insurance policy less any reasonable costs, charges and expenses incurred by the Buyer or any member of the Buyer Group (as applicable) in recovering such sum from the insurers and any Taxation payable by the Buyer or any member of the Buyer Group on that sum. In such circumstances, the nine (9) months time limit specified in paragraph 2.4 shall not start to run until the relevant insurance claim has been settled, agreed or otherwise determined.

13.	Reimbursement of Claims

If, after the Seller has made any payment in respect of a Claim, the recipient of that payment (or any other member of the Buyer Group) recovers from a third party (other than under or in connection with the WI Policy), whether by payment, discount, credit, relief or otherwise, a sum in respect of the same fact, matter, event or circumstance the subject of the relevant Claim (the “Recovery Amount”), then the Buyer shall promptly repay (or procure the repayment of) to the Seller such sum of the Recovery Amount as does not exceed the sum paid by the Seller less the reasonable costs, charges and expenses incurred by the Buyer in recovering such sum from the third party and any Taxation payable by the Buyer (or any member of the Buyer Group) on that sum.

14.	Mitigation

Nothing in this Agreement shall relieve the Buyer of its common law duty to mitigate its Loss.

15.	Double Claims

The Seller shall not be liable and the Buyer shall not be entitled to recover or obtain any payment, reimbursement, restriction or indemnity, more than once in respect of the same Loss, damage or liability, whether by reason of a Warranty Claim, Tax Claim or a claim under any other provisions of this Agreement.

16.	WI Policy

Nothing in this Agreement shall prevent the Buyer from making a claim under the insurance cover provided to the Buyer in the WI Policy.